

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017831

NO ACT
P.E 12-31-02
132-02391

March 3, 2003

Mary E. Bowler
Corporate Counsel and Assistant Secretary
E. I. du Pont de Nemours and Company
DuPont Legal
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2003

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 31, 2002

Dear Ms. Bowler:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to DuPont by Thomas Gniewek. We also have received letters from the proponent dated January 12, 2003 and January 25, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas Gniewek
123 Norwood Circle
Camden, TN 38320



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

December 31, 2002

VIA COURIER
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT—2003 ANNUAL MEETING

Ladies and Gentlemen:

This statement and the accompanying materials are submitted on behalf of E. I. du Pont de Nemours and Company ("DuPont") pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934. In our opinion, the proposal submitted by Mr. Thomas Gniewek may be omitted from DuPont's proxy statement for the reasons set forth in the attached legal opinion. We request that the Staff not recommend any enforcement action if the proposal is so omitted.

By copy of the statement and the attached opinion, Mr. Thomas Gniewek is being notified of DuPont's intention to omit the proposal and supporting statement from its proxy material for the 2003 Annual Meeting.

If you have any questions regarding this matter or require additional information, please contact me at 302-774-5303 or Louise Lancaster at 302-774-7379.

Thank you for your consideration.

Very truly yours,

Mary E. Bowler
Mary E. Bowler
Corporate Counsel and Assistant Secretary

cc: Mr. Thomas Gniewek
123 Norwood Circle
Camden, TN 38320

Louise Lancaster, DuPont

DuPont Legal
Wilmington, DE 19898



DuPont Legal

December 31, 2002

E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

2003 PROXY STATEMENT
SHAREHOLDER PROPOSAL

I am providing this opinion in support of the position that E. I. du Pont de Nemours and Company ("DuPont" or "Company") may properly omit from its 2003 Annual Meeting Proxy Statement the shareholder proposal and supporting statement ("Proposal") submitted by Thomas Gniewek ("Proponent"). The Proposal is included at Exhibit "A". The Proposal requests that the Board of Directors prepare a report on the Company's progress in response to the Glass Ceiling Commission's recommendations, including a review of:

"(1) Steps Company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and and performance evaluations integrate Company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of Company wage earners broken down by gender."

Proponent submitted virtually the same proposal for inclusion in the proxy materials for the 2000, 2001 and 2002 Annual Meetings. Copies of the proposals submitted for these earlier years are also included at Exhibit "A". The supporting statements in all submissions describe in detail gender inequality in the workplace and contain the following statement of Proponent's 'belief':

"We believe top management positions should more closely reflect the people in the workforce and marketplace *if our company is going to remain competitive.*"

For the reasons stated below, it is my opinion the Proposal may be omitted from the proxy materials for the 2003 Annual Meeting under Rule 14a-8(i)(3) because it is false and misleading.

Under Rule 14a-8(i)(3), a shareholder proposal may be omitted from proxy materials if it is "contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits inclusion in proxy materials of any statement which is "false or misleading with respect to any material fact." In his written correspondence to Company management, and through his comments at the Company's annual meetings, Proponent has clearly and repeatedly demonstrated that he does not support the 'belief' articulated in his Proposal. His statement of 'belief' is false, and is misleading to other shareholders who receive the proxy materials and vote on his Proposal.

In a July 11, 2002 letter to DuPont's Chairman and Chief Executive Officer, Charles Holliday, a copy of which is included at Exhibit "B", Proponent wrote "...I firmly believe present discrimination based on diversity goals/quotas/targets etc. (aka affirmative action) is unethical, immoral and certainly unconstitutional. DuPont should address this problem." Yet just three months later, Proponent resubmitted the Proposal, calling for a management team more representative of people in the workforce, and seeking a report detailing the Company's efforts to break the "glass ceiling".

Proponent's July 11 letter was the latest in a long line of statements in direct contradiction to the Proposal. In fact, Proponent has <u>never</u>, either in annual meeting comments made in connection with the Proposal or in correspondence with the Company, voiced support for his Proposal. The following excerpts from the transcripts of DuPont's annual meetings illustrate Proponent's strong disagreement with the 'belief' stated in the Proposal. Relevant pages from the annual meeting transcripts are included at Exhibit "C".

<u>2000</u>: Mr. Gniewek related that his granddaughter called him and said "Grandpa, I am going to vote against your proxy because preferences are unfair and just wrong". Proponent then noted that "...we ought to remember this when we go on."

<u>2001</u>: Mr. Gniewek presented a list of business fallacies and included "for business to succeed it must have diversity" and "for success business must preferentially recruit for diversity ahead of fairness and all else."

He also cited examples of companies recognized for outstanding diversity and noted that each had financial troubles.

2002: Proponent made the following statement: "But we also urge DuPont to shun politically correct absurdities. Companies most praised by PC activists for PC correctness are deep in PC do-do. Like Xerox, yeah, like Xerox and Ford and more. PC platitudes like today a company must be diversified to succeed are proven wrong and dangerous to business."

Proponent has demonstrated unequivocally by his own words that his 'belief', as stated in the Proposal, is false.

An examination of Mr. Gniewek's earlier history of proxy proposals also provides support for the Company's argument that the Proposal is false and misleading. Proponent submitted for inclusion in the 1997 Annual Meeting Proxy Statement a proposal asking DuPont to "...make clear what procedures it will put in place to end current discrimination against prospective and current employees. This discrimination is the result of DuPont's improper administration of the federally mandated affirmative action program, originally identified as a program of preferences." That proposal, included at Exhibit "A", was omitted with the concurrence of the SEC Staff. Mr. Gniewek attended DuPont's 1997 annual meeting and stated, "I support ending preferences, and as a result, some may label me racist or sexist." He also noted that affirmative action "...punishes innocent youngsters today." Relevant pages from the 1997 annual meeting transcript are included at Exhibit "C".

Proponent next submitted for inclusion in the 1998 Annual Meeting Proxy Statement a proposal asking the Company's Board to "issue a public policy committing the Company to a more diverse board" and seeking a report summarizing efforts to increase the diversification of the Board of Directors, Board search firms, and Board committees. That proposal was included in the proxy statement, and a copy of the proposal is provided at Exhibit "A". In his remarks at the 1998 annual meeting, Mr. Gniewek stated that his "politically incorrect proxies were rejected both by DuPont and the SEC" and that "...this year I flipflopped." During the same meeting, Mr. Gniewek noted that 80 percent of CEOs "said diversity forced hiring and promotion of less qualified people" and stated that he voted against his own proposal because "I think it is unfair and probably unconstitutional, and I just think it's wonderful that 94 percent of the shareholders agreed with that." In conclusion, Proponent remarked that "...political correctness needs to be changed. It's time to change that, and I thank everybody for their negative vote on my proposal." Relevant pages from the 1998 annual meeting transcript are included at Exhibit "C".

Proponent resubmitted the board diversity proposal the next year, and it was included in the Company's 1999 Annual Meeting Proxy Statement. During a telephone conversation with the undersigned subsequent to resubmission of the proposal Proponent had voted against, Mr. Gniewek advised the undersigned that he had had a change of heart, and was supportive of his proposal. Despite what Mr. Gniewek advised the undersigned, at the 1999 annual meeting he again spoke against the proposal noting, among other things, that "...I say *quotas discriminate*" and "...*the proxy to me indicates a Board quite* wary of racism charges so that it tends to trample on the rights of others." Relevant pages from the 1999 annual meeting transcript are included at Exhibit "C".

The foregoing history clearly establishes Proponent's willingness to use what he himself describes as "politically correct" proposals, containing statements in which he does NOT believe, to provide a forum for his anti-affirmative action platform. The approach he has taken with the Proposal in question is no different.

Proponent has submitted the Proposal, purportedly to advance an objective in which he has demonstrated he does not believe, as a vehicle for pursuing his own contradictory agenda. By his own words and actions, Proponent has now provided an indisputable record in support of the Company's contention that the material submitted by Proponent for inclusion in the Company's 2003 proxy materials is false and misleading with respect to a material fact—a stated objective of the Proposal itself—a management team representative of the workplace and marketplace.

For the foregoing reasons, it is my opinion that, pursuant to Rule 14a-8(i)(3), DuPont may properly exclude the Proposal from its 2003 Annual Meeting Proxy Statement.

Very truly yours,

Mary E. Bowler
Corporate Counsel

attachments

EXHIBIT
"A"

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
October 8, 2002

E. I. DuPont de Nemours & Co.
Wilmington, Delaware 19898

Att: Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy in the 2003 Annual Meeting Proxy Statement.

This proxy is essentially a verbatim copy of my 2001 proxy statement.

My understanding is that since more than 20% of share-holders voted for my proxy, it will be submitted to stock holders without referral to the SEC.

Would you please confirm whether or not my understanding is correct and whether or not the proxy will be accepted?

Repeating from my submission letter of last year:

I make no bones about it. I do not wish to involve the SEC. I believe this early start will make it easier for all. Your response will be appreciated.

Best regards,

Tom Gniewek

Tom Gniewek

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, " The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Masters degrees, yet 95 per cent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recomendations including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender.

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
October 12, 2001

E. I. DuPont de Nemours & Co.
Wilmington, Delaware 19898

Att: Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy in the 2002 Annual Meeting Proxy Statement.

This proxy is essentially a verbatim copy of my 2000 proxy statement.

My understanding is that since more than 3% of shareholders voted for my proxy, it will be submitted to stock holders without referral to the SEC.

Would you please confirm whether or not my understanding is correct and whether or not the proxy will be accepted?

I make no bones about it. I do not wish to involve the SEC. I believe this early start will make it easier for all. Your response will be appreciated.

Best regards,

Tom Gniewek

Tom Gniewek

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, " The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Masters degrees, yet 95 per cent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recomendations including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender.

901 584 4886

?3 Norwood Circle
Camden, Tenn. 38320
October 12, 2000

E. I. DuPont de Nemours & Co.
Wilmington, Delaware 19898

Att: Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy in the 2000 Annual Meeting Proxy Statement.

This proxy is essentially a verbatim copy of my 1999 proxy statement.

My understanding is that since more than 3% of shareholders voted for my proxy, it will be submitted to stock holders without referral to the SEC.

Would you please confirm whether or not my understanding is correct and whether or not the proxy will be accepted?

I make no bones about it. I do not wish to involve the SEC. I believe this early start will make it easier for all. Your response will be appreciated.

Best regards,

Tom Gniewek

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, " The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Masters degrees, yet 95 per cent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recomendations including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender.

901 584 4886

123 Norwood Circle
Camden, Tenn. 38320
October 1, 1999

E.I. duPont de Nemours & Co., Inc.
Wilmington, Delaware 19898

Att: Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy for the annual stockholders' meeting of 2000.

Please call if there are any questions.

Thank you.

Tom Gniewek

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along - the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Master degrees, yet 95 per cent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recomendations including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender.

901 584 4886

123 Norwood Circle
Camden, Tenn. 38320
September 29, 1998

E. I. DuPont de Nemours & Co.
Wilmington, Delaware 19898

Att: Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy in the 1999 Annual Meeting Proxy Statement.

This proxy is essentially a verbatim copy of my 1998 proxy statement with a few additional pertinent notes.

My understanding is that since more than 3% of shareholders voted for my proxy, it will be submitted to stock holders without referral to the SEC. I also understand that adding a few notes which bear directly upon the proxy by contributing updated pertinent information is permissible.

Would you please confirm whether or not my understanding is correct and whether or not the proxy will be accepted?

I make no bones about it. I do not wish to involve the SEC. If it is necessary to remove some or all the notes, I will do so. I believe this early start will make it easier for all. Your response will be appreciated.

I believe my count of Africa-Americans and women is accurate, but if not, I would appreciate your providing me with the correct numbers.

Best regards,

Tom Gniewek

Tom Gniewek

"WHEREAS shareholders believe that our board of directors needs to be more representative of shareholders and reflect a diverse workforce and population so our company can remain competitive and,

Recently the Investor Responsibility Research Center reported inclusiveness at senior management and board levels was only 9% within Fortune 500 companies.

If we are to successfully compete in the increasingly diverse global marketplace of the future, we must select the best people regardless of race, gender, religion, or physical challenge.

We believe a more diverse board with its wider range of perspectives would improve the quality of corporate decision-making. We request our corporation to enlarge its search for qualified board members including minorities and women.

The recent proxy of W.R.Grace states their Board... "recognizes that its composition should reflect the global nature of the company's operation and the diversity of its workforce. The Board also recognizes that it is in a unique position to 'set the tone at the top' and to demonstrate its belief that diversity makes good business sense."

Though Dupont has two women and one African American on its board, we do believe this is inadequate to provide the necessary diversity for Dupont to effectively compete in the future.

We request that the Board promptly take steps to include additional minorities and women candidates for nominations to the Board starting in 199~~8~~9 and thereafter.

THEREFORE, BE IT RESOLVED that the shareholders request:

The Board issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction.

The Board make available an annual report starting in 199~~8~~9 summarizing efforts to encourage and increase the diversification of:

* our Board of Directors
* our Board search firms
* all Board of Directors committees."

Stockholders' Statement

Strong support for this proxy was shown at the 1998 annual meeting when 8.4% of 55706 voting stockholders cast their ballots for the proxy, 91.6% against.

Responding to stockholder questions Chairman Krol said the company has no quotas for increasing diversity of rank and ~~and~~ file employees. Mr. Krol explained that the company has set its "own targets internally" and is "ahead of the curve" in meeting these targets.

Subsequent to the meeting it was learned that the "target" is to reduce the percentage of white males on the payroll while increasing that of minorities and women with a "target" percentage to be met by 2005. Employees have been so notified.

Yet the Board opposes this proxy which in effect requests that the board be held to the same standards and "targets" as all other employees. Mr. Krol also said all individual Board members unanimously voted their shares against this proxy. This position of the Board collectively and individually is inconsistent with its stated policy and is unfair to other employees.

The proxy respectfully requests the Board "..'to set the tone at the top' and to demonstrate its belief that diversity makes good business sense." This is a worthy "target."

By voting in favor, stockholders can help meet this target. Individual Board members can set an example by voting in favor.

Please vote for this proxy.

File

901 584 4886

123 Norwood Circle
Camden, Tenn. 38320
October 1, 1997

E.I. duPont de Nemours & Co.
Wilmington, Delaware 19898
Att. Corp. Secretary

Dear Ms. Lancaster,

Please include the enclosed proxy in the 1998 Annual Meeting Proxy Statement.
Thank you.

Best regards,

Tom Griewek

Tom Griewek

"WHEREAS shareholders believe that our board of directors needs to be more representative of shareholders and reflect a diverse workforce and population so our company can remain competitive and,

Recently the Investor Responsibility Research Center reported inclusiveness at senior management and board levels was only 9% within Fortune 500 companies.

If we are to successfully compete in the increasingly diverse global marketplace of the future, we must select the best people regardless of race, gender, religion, or physical challenge.

We believe a more diverse board with its wider range of perspectives would improve the quality of corporate decision-making. We request our corporation to enlarge its search for qualified board members including minorities and women.

The recent proxy of W.R.Grace states their Board... "recognizes that its composition should reflect the global nature of the company's operation and the diversity of its workforce. The Board also recognizes that it is in a unique position to 'set the tone at the top' and to demonstrate its belief that diversity makes good business sense."

Though Dupont has two women and one African American on its board, we do believe this is inadequate to provide the necessary diversity for Dupont to effectively compete in the future.

We request that the Board promptly take steps to include additional minorities and women candidates for nominations to the Board starting in 1998 and thereafter.

THEREFORE, BE IT RESOLVED that the shareholders request:

The Board issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction.

The Board make available an annual report starting in 1998 summarizing efforts to encourage and increase the diversification of:

* our Board of Directors
*our Board search firms
*all Board of Directors committees."

901 584 4886

123 Norwood Circle
Camden, Tenn 38320
November 6, 1996

E.I. duPont de Nemours, Inc.
Wilmington, Delaware

Gentlepersons:

Please include the attached proxy in the 1996 annual report.

Please contact me if you have any questions.

Thank you,

Tom Gniewek

Tom Gniewek

RESOLVED- Dupont should make clear what procedures it will put in place to end current discrimination against prospective and current employees. This discrimination is the result of Dupont's improper administration of the federally mandated affirmative action program, originally identified as a program of preferences.

The procedures should be quickly put in place and widely publicized to all employees, the public, and the shareholders.

NOTE- "The vote to end preferential treatment was not a vote to end diversity but a vote to stop using diversity as an excuse for discrimination." Ward Connerly(paraphrase)

Mr. Connerly is the chairman of the committee which placed a proposition to end discriminatory preferential treatment on the November 5, 1996 California ballot. The proposition passed by a large margin.

The courts and the public are calling for an end to discriminatory, unconstitutional preferential programs. Government and business should respond by doing so.

==

Note- According to historic records, the program currently known as affirmative action was originally proposed as a limited program of preferences. This was the name given to this program by Daniel Patrick Moynihan; then a Labor Dept. employee, currently US Senator from NY.

Well into the legislative and political discussion of Moynihan's proposal,the term affirmative action was unused. LBJohnson knew Americans would not accept unconstitutional laws of preferences and for political purposes renamed it affirmative action. This term is misleading and incorrect.

The proper term of Preferences is used in this proxy.

EXHIBIT
"B"

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
July 11, 2002

CEO Holliday
Dupont Co.

Dear Mr. Holliday,

I have read the 7/9/02 WSJournal article by Carol Hymowitz giving your ideas on business ethics.

Thank you and congratulations.

At the last annual meeting I said, "Please stick with honest accounting."

You may recall that after the meeting we talked briefly and I repeated my idea that Dupont should not cave in to unethical tort lawyers.

In effect, your answer was, "We will not cave and we will succeed. We must use only ethical, legal procedures which means it will take longer. We won't use their tactics."

I instantaneously agreed because I understood what you meant. Here's why.

When I graduated college in 1954 demand for engineers was sky high. Several companies I interviewed made rather gaudy offers. Dupont was level-headed and I still recall the recruiter saying Dupont's intention was to hire good people for the long term- 30 years or more- who would contribute to the company over the long term.

That, plus the company had as solid reputation with the blue collar workers of my home town, 2 miles from the Ilion NY Remington Arms plant. My Dad signed on there shortly after Pearl Harbor when the small domestic heating concern for which he worked was knocked out by WWII needs. He had had a variety of jobs and said Dupont treated people right.

My experience with Dupont- supervision and management always promoted high ethics and never suggested I do anything improper.

As my years with Dupont increased, I often served as mentor to new hires and summer student "temps".

I found myself telling them- Dupont intends to be a good neighbor and will not throw its weight around.

As far as my experience goes, Dupont obeys the letter of the law even if it believes some laws are misguided and not in the best interest of the community or company. In that case, we work to get the law changed in a legal way.

But I also have knowledge and direct experience with many times when Dupont goes beyond the letter of the law because it is the right thing to do.

Likewise, I firmly believe present discrimination based on diversity goals/quotas/targets etc. (aka affirmative action) is unethical, immoral and certainly unconstitutional. Dupont should address this problem.

Regards,

Tom Gniewek

Tom Gniewek

EXHIBIT
"C"

E. I. DU PONT de NEMOURS AND COMPANY
2002 ANNUAL MEETING OF STOCKHOLDERS

THE PLAYHOUSE
WILMINGTON, DELAWARE
APRIL 24, 2002
10:36 A.M.



1 appreciate your thoughts.
2 MR. HORGAN: Is that enforced by a third
3 party?
4 MR. HOLLIDAY: It's enforced by DuPont.
5 Any other comments?
6 The next item.
7 MS. LANCASTER: Proposal number 6 is
8 submitted by Tom Gniewek and requests the Board to
9 report on the company's progress on the Glass Ceiling
10 Commission's recommendation on work force diversity.
11 The proposal begins on page 28 of the proxy statement.
12 The resolution included in that proposal is before the
13 meeting.
14 MR. HOLLIDAY: Number 2.
15 MR. GNIEWEK: Tom Gniewek, a retiree.
16 Ms. Lancaster, before you start timing me,
17 a comment. Happy birthday to all of us. Yesterday I
18 went out to the Hagley Museum and learned a little bit
19 more about our company. I urge you all to do it.
20 Perhaps in future meetings you can publicize this to
21 our retirees and other people returning to the
22 meeting. It's well worth the trip. Okay.
23 My wife and I thank all DuPonters for the
24 good job they have done in this economic downturn.

1 Please stick with honest accounting. But we also urge
2 DuPont to shun politically correct absurdities.
3 Companies most praised by PC activists for PC
4 correctness are deep in PC do-do, like Xerox, yeah,
5 like Xerox and Ford and more. PC platitudes like
6 today a company must be diversified to succeed are
7 proven wrong and dangerous to business.
8 The previous speaker had a point about our
9 board composition. Suppose a white male jerk said,
10 There are too many black females running DuPont.
11 Actually Ford's boss, Nasser, said, "There are too
12 many middle-age, white, Anglo Saxon males running
13 Ford." So he dumped fairness for diversity
14 discrimination quotas. Ford is losing money. Morale
15 has tanked. Lawsuits fly.
16 What have you said? "The company has made
17 continuing progress in recruiting, hiring, promoting
18 white women and people of color." That's your
19 response to my proxy. Exactly what Ford said, but in
20 double talk.
21 Rank-and-file see through this. No
22 exaggeration. I am increasingly approached by unhappy
23 employees. Lest your high position shield you, we are
24 telling you.


W&F

1 Now for an I-told-you-so. Some meetings
2 back I said, appeasing BENLATE lawyers was as useless
3 as appeasing Hitler because it's not about BENLATE,
4 paint lead, slavery, asbestos or reparations, it's
5 about tort distortion and hitting on American
6 business. Former Attorney General Thornberg
7 understands. He wrote about DuPont's try to be fair
8 while caving into threatened lawsuits. Ask DuPont.
9 When word spread of DuPont's generosity, trial lawyers
10 filed hundreds of suits. Each settlement brought more
11 lawsuits. DuPont has joined the ranks of companies
12 who decided enough, to stick to their guns when they
13 believe they are right.
14 What took so long to stand for justice?
15 Once paid, blackmail lives forever. Diversity
16 discrimination and tort distortion, both PC
17 absurdities and both wrong. What is DuPont doing
18 about it? And, please, no political platitudes, PC
19 platitudes. Thank you.
20 MR. HOLLIDAY: Mr. Gniewek, we are
21 determined to have the workplace where everyone has an
22 equal opportunity to develop, grow and achieve. We
23 value diversity in this company throughout. And
24 that's our policy.

E. I. DU PONT DE NEMOURS AND COMPANY

2001 ANNUAL MEETING OF STOCKHOLDERS

- - - - -

Wednesday, April 25, 2001

The Playhouse Theatre

Wilmington, Delaware

- - - - -

TRANSCRIPT OF PROCEEDINGS

- - - - -

WILCOX & FETZER
1330 King Street - Wilmington, Delaware 19801
(302) 655-0477


W&F
WILCOX & FETZER LTD.
Registered Professional Reporters

1 proposal on ratification of the independent accountants
2 is on page 22 of the proxy statement, and the resolution
3 included in that proposal is now before the meeting.
4 MR. HOLLIDAY: Are there any comments on
5 the accountants?
6 (No response.)
7 MS. LANCASTER: Proposal number 3 is
8 submitted by Mrs. Evelyn Davis and requests that the
9 company not solicit political contributions for a
10 specific political party. The proposal is on page 23 of
11 the proxy statement and the resolution included in that
12 proposal is before the meeting.
13 MR. HOLLIDAY: Ms. Davis called and said
14 she would not be able to attend today. She was ill. We
15 send her our best. And would anybody like, care to
16 comment on her proposal?
17 (No response.)
18 MS. LANCASTER: The next proposal is
19 submitted by Thomas Gniewek and requests the board to
20 report on the company's progress on the Glass Ceiling
21 Commission's recommendation on workforce diversity. The
22 proposal begins on page 24 of the proxy statement, and
23 the resolution included in that proposal is before the
24 meeting.

1 MR. HOLLIDAY: Mr. Gniewek, would you care
2 to comment?
3 MR. GNIEWEK: Yes, thank you. Tom Gniewek.
4 True/false, yes/no questions about business, new economy,
5 information age and diversity.
6 Cost of energy no longer matters. False.
7 Equal extremists insist we will never need
8 more power plants.
9 If you would like to respond true or false,
10 Mr. Holiday.
11 MR. HOLLIDAY: Why don't you go ahead and
12 finish all your questions and then I will respond.
13 MR. GNIEWEK: All right. California,
14 computers' birth place, proved them wrong. Computers use
15 ten percent of America's limited electric energy.
16 Profits aren't necessary. We have
17 eliminated business cycles. For business to succeed it
18 must have diversity. For success business must
19 preferentially recruit for diversity ahead of fairness
20 and all else.
21 And now on to some companies cited for
22 outstanding diversity are Coca-Cola, AT&T, and especially
23 Xerox, but all have financial troubles, and all are past
24 or present targets of women and minorities charging

1 discrimination.

2 Now, wouldn't you think lawyers suing over
3 lead paint would use some of their billions for paint
4 removal while the suits proceed. Most who believe their
5 kids at risk would strip paint themselves, not wait for
6 lawyers.

7 I suggested that in my Women and Minorities
8 class to mostly minority students and minority teachers.
9 I was stridently told racist and greedy landlords and
10 paint makers must be punished. Dialogue was impossible.

11 Must not we conclude the purpose of lawyers
12 and parents is to exploit kids and prime money from paint
13 makers.

14 Now, a good company like Dow Corning have
15 been wrecked by lawyers. Our Benlate law bills are 1.3
16 billion and counting, so DuPont stopped producing
17 something that benefited all.

18 How big a threat to society and DuPont, Mr
19 Holiday, are these lawyers and what is to be done?

20 Now, lead lawyers, genetic food bashers an
21 equal extremists are genetic triplets. The extremists
22 push for overseas technology transfer, which means
23 exporting American jobs.

24 There are many grumbling about DuPont's

1 business performance. Not I. I said, I hope you know
2 what you are doing. I say, respond to local -- to loyal
3 employees and stockholders, not speculators. Use good
4 science to reject financial tricks, gainfully employ as
5 many as possible. Please, be a good neighbor and pay
6 rational dividends.
7 Now, paraphrasing Churchill he said, "A
8 leader, especially new, must be nurtured and sustained.
9 If he staggers, support him. If he falls, uplift him.
10 If he errs, make corrections. But if he proves
11 incompetent, he must be promptly pole axed."
12 I think he talked straight. Thank you, Mr.
13 Holiday, and I would appreciate your addressing some of
14 my comments.
15 MR. HOLLIDAY: Thank you for your comments,
16 sir.
17 Opposite your actual proposal, let me
18 stress that we believe diversity improves the
19 productivity of our company, makes us stronger. We
20 strongly support putting the best people in every
21 position throughout our company, and we believe we are
22 performing today because of that.
23 I will not comment on your thoughts about
24 lawyers.

E. I. DU PONT DE NEMOURS AND COMPANY

2000 ANNUAL MEETING OF STOCKHOLDERS

The Playhouse Theatre
1007 Market Street
Wilmington, Delaware

April 26, 2000
10:30 a.m.

WILCOX & FETZER
1330 King Street - Wilmington Delaware 19801
(302) 655-0477


W&F
WILCOX & FETZER LTD.
Registered Professional Reporters

ORIGINAL

1 independent accountants is on page 17 of the proxy
2 statement, and the resolution included in that proposal
3 is before the meeting.
4 MR. HOLLIDAY: Are there any comments?
5 (No response.)
6 MR. HOLLIDAY: Next resolution.
7 MS. LANCASTER: Proposal Number 3 is
8 submitted by Mrs. Evelyn Davis and requests that the
9 company not ask employees to contribute to a specific
10 political party. The proposal is on page 18 of the proxy
11 statement, and the resolution included in that proposal
12 is before the meeting.
13 MR. HOLLIDAY: Ms. Davis I don't believe is
14 with us today, and we would be open for -- she called and
15 said she couldn't make it. She is thinking about us
16 today, though, I know.
17 Would anyone like to comment on this
18 proposal?
19 (No response.)
20 MR. HOLLIDAY: Thank you.
21 MS. LANCASTER: The next proposal is
22 submitted by Thomas Gniewek and requests the Board to
23 report on the company's progress on the Glass Ceiling
24 Commission's recommendations on work force diversity.

1 The proposal begins on page 19 of the proxy statement,
2 and the resolution included in that proposal is before
3 the meeting.
4 MR. HOLLIDAY: Mr. Gniewek, would you like
5 to comment please.
6 MR. GNIEWEK: Yes. Before I start, I again
7 request that I be provided with a copy of the transcript
8 of my remarks. Appreciate your sending it on.
9 And will the Board members who voted for my
10 proposal please raise your hand? Not one.
11 I would like to ask a few questions. Is it
12 legal to discriminate by gender or race when hiring or
13 promoting, and does DuPont so discriminate?
14 I would like to ask this in the form of a
15 question and your comments on it, please. Would you like
16 me to reread that?
17 MR. HOLLIDAY: Yes, please reread it.
18 MR. GNIEWEK: Okay. Is it legal to
19 discriminate by gender or race when hiring or promoting
20 and does DuPont engage in such practice?
21 MR. HOLLIDAY: We do not discriminate.
22 MR. GNIEWEK: Okay. Is it legal to employ
23 preferences or quotas or numerical diversity quotas in
24 hiring or promoting and does DuPont do so?

1 MR. HOLLIDAY: I can't speak to the
2 legality. I am not an attorney. But DuPont does not do
3 that.
4 MR. GNIEWEK: You do not employ quotas or
5 preferences?
6 MR. HOLLIDAY: No, we don't, sir.
7 MR. GNIEWEK: Is it proper to use gender or
8 racial goals, as opposed to quotas, goals or targets when
9 hiring or promoting and does DuPont have such goals or
10 targets?
11 MR. HOLLIDAY: I think maybe the best way
12 to answer your question would be with what our policy is.
13 We believe a diverse work force is very
14 important to our competitive advantage, diverse from
15 every description you could imagine, different ways of
16 thinking, different gender, different races. We work
17 very hard to make sure we have diversity across our whole
18 company and we have worked very hard to make sure
19 everyone is treated with dignity and respect.
20 MR. GNIEWEK: I would like perhaps just a
21 little clarification. What is a preference or quota or
22 diversity? And what is a goal or a target? And is there
23 any difference between those terms?
24 MR. HOLLIDAY: I'd almost have to refer to

1 the dictionary to be sure I was answering it properly.
2 But we do not have goals, quotas, targets. We do
3 encourage diversity across our company, and we are very
4 proud of it that.
5 MR. GNIEWEK: You cannot or you do not draw
6 a distinction at this time, a difference between those
7 terms?
8 MR. HOLLIDAY: No.
9 MR. GNIEWEK: Is there a difference? It
10 does seem like sometimes it depends on what the
11 definition of "is" is.
12 A recent six-page employee survey -- excuse
13 me -- to, quote, assess communications effectiveness also
14 asked employees about their gender, ethnicity, age and
15 more personal information. Is that legal or ethical?
16 MR. HOLLIDAY: I think it is legal and
17 ethical. Of course, an employee doesn't have to fill out
18 portions if they don't want to.
19 MR. GNIEWEK: All right. What was the
20 purpose of this? Was it to be used for hiring or
21 promoting by some standards, preferences, goals, targets,
22 diversity standards?
23 MR. HOLLIDAY: No. As I described in my
24 talk, we are going through a period of profound change,

1 and we are sampling our people around the world in many
2 ways to understand their issues. That was just one more
3 mechanism for doing that.
4 MR. GNIEWEK: It does seem to me to
5 infringe upon privacy.
6 And, incidentally, only seven ethnic goals
7 -- groups were listed. Why were so many others left out,
8 such as Jewish Americans, Arab Americans, Northern
9 Europeans, Eastern Europeans? It would seem that it
10 would need to be more inclusive.
11 MR. HOLLIDAY: I can't speak to that. The
12 people devising the survey thought that was best.
13 MR. GNIEWEK: Well, it seems there should
14 be none or all to me.
15 The company evaluates the financial
16 effects, good and bad, of programs such as safety and Six
17 Sigma. Does it do this for your diversity program? I am
18 saying apparently we have one.
19 MR. HOLLIDAY: Yes. We do constantly work
20 with each one of our units to understand how they are
21 using diversity effectively in their unit.
22 MR. GNIEWEK: Can you give us any comment
23 or how we are doing? Have you measured a financial
24 effect or morale effect?

1 MR. HOLLIDAY: No, we don't have a direct
2 measure on financial or morale. It is more judgment on
3 the individual leader in the place.
4 MR. GNIEWEK: That is subjective. Okay.
5 Incidentally, my granddaughter called me --
6 and this is a true story. My granddaughter called me and
7 she said, "Grandpa, I am going to vote against your proxy
8 because preferences are unfair and just wrong." And I
9 said, "But, look, it gives you an advantage over your
10 brother." And she said, "I could beat him easy. If I
11 can't, he can have the job."
12 So it is a true story and I think we ought
13 to remember this when we go on.
14 MR. HOLLIDAY: Mr. Gniewek, you are about
15 at the end of your time period, if you could kind of wrap
16 up.
17 MR. GNIEWEK: Yes, I know I am about at the
18 end of the time, that's why I'm there. But I do have a
19 general comment later, I would appreciate, on the general
20 business. Thank you very much.
21 MR. HOLLIDAY: Thank you. Are there other
22 comments on this proposal?
23 (No response.)
24 MR. HOLLIDAY: Next proposal, please.

E.I. DU PONT DE NEMOURS AND COMPANY

1999 ANNUAL MEETING OF STOCKHOLDERS

The Playhouse Theatre
1007 Market Street
Wilmington, Delaware

April 28, 1999
Wednesday, 10:30 a.m.

WILCOX & FETZER
1330 King Street - Wilmington Delaware 19801
(302) 655-0477


W&F

WILCOX & FETZER LTD.
Registered Professional Reporters

ORIGINAL

1 MS. LANCASTER: Proposal No. 5 is submitted
2 by the International Brotherood of Teamsters General Fund
3 and requests the Compensation Committee members be
4 independent. The proposal begins on page 20 of the proxy
5 statement and the resolution included in that proposal is
6 before the meeting.
7 MR. HOLLIDAY: Is there someone here to
8 introduce this proposal? Are there comments on the
9 proposal?
10 MS. LANCASTER: Proposal No. 6 is submitted
11 by Thomas Gniewek and requests the Board to commit to a
12 more diverse Board and report to stockholders on its
13 efforts in that regard. The proposal begins on page 21
14 of the proxy statement and the resolution included in
15 that proposal is before the meeting.
16 MR. HOLLIDAY: Mr. Gniewek, would you care
17 to comment?
18 MR. GNIEWEK: Before we start, can I ask
19 where is Mr. Gilbert? I didn't see him here today.
20 MR. HOLLIDAY: I don't believe he's here.
21 I believe he's ill today.
22 MR. GNIEWEK: I'm sorry to hear that.
23 Okay. All right.
24 Tom Gniewek, first housekeeping, then

1 questions supporting my proxy. Are we speakers being
2 recorded?
3 MS. LANCASTER: Yes, you are. There's a
4 transcript made of the meeting.
5 MR. GNIEWEK: All right. Diversity
6 preferences, quotas, discriminations are synonymous in my
7 talk. Misses Lancaster and Bowler suggested proxy
8 withdrawal saying the board leads in diversity. But its
9 talk and acts don't match. Quotas aren't discussed and
10 the Board seems to have one standard for itself, another
11 for others.
12 Catalyst, a women's group, says the Boards
13 recruit a woman, claim diversity, and then stops. And
14 your proxy says we've one or more women, and stops.
15 Catalyst nailed it. The ladies also ask, What's
16 diversity to me? It's population quotas. The Board
17 should be half women, eight percent Hispanics and so on.
18 People say such quotas would mean discrimination and I
19 say quotas discriminate. Today discrimination is quotas.
20 They ask what the Board should do. Talk
21 plain. If diversity means gender and skin color are the
22 prime qualifications, say so. And vote for my proxy.
23 Now, questions: What's diversity to
24 DuPont? What does it mean to DuPont?

1 MR. HOLLIDAY: As I said in my opening
2 comments, we want a fair and open playing field for
3 everyone where everyone is valued equally based on the
4 merit they bring. We are creating an atmosphere that
5 does that where we value diverse points of view that
6 comes from race, gender and other backgrounds. And we
7 have a policy and approach at the board level and
8 throughout our organization that we foster that.
9 MR. GNIEWEK: All right. DuPont told
10 employees of quotas with fewer white males by 2005. Is
11 that discrimination? Does it have a negative effect on
12 business or morale?
13 MR. HOLLIDAY: We do not have any quotas in
14 this Company.
15 MR. GNIEWEK: But there is a plan to reach
16 certain quotas, goals?
17 MR. HOLLIDAY: We are constantly -- let me
18 see if I can clarify. We are constantly striving to
19 increase the diversity of thought in our entire
20 organization. So we are seeking to bring in the very
21 best people we can. And I'm confident that will include
22 more diversity in the future than it has in the past.
23 But we do not have specific quotas around doing that.
24 MR. GNIEWEK: Would you silently answer --

1 excuse me. Mr. Krol said DuPont's ahead of the diversity
2 curve. Would you explain that, please?
3 MR. HOLLIDAY: We are leaders in fostering
4 that kind of environment. Fundamentally we have an
5 ethical environment in our company. I believe that's
6 what Jack was referring to when he made that comment last
7 year.
8 MR. GNIEWEK: What is the diversity curve
9 more specifically? Can you help me on that?
10 MR. HOLLIDAY: That is creating this work
11 environment where everybody feels comfortable and highly
12 valued in what they're doing.
13 MR. GNIEWEK: Procter & Gamble has
14 discriminatory quotas saying by 2005, the same year, 40
15 percent of brand managers must be women. How about
16 DuPont?
17 MR. HOLLIDAY: We have no such quotas.
18 MR. GNIEWEK: All right. Silently answer
19 true or false. Males are 50 percent of the population,
20 89 percent of the prisoners, proving sexism? Blacks are
21 12 percent of the population, 40 percent are prisoners.
22 Racism? Jews, three percent of the population, are 29
23 percent of Harvard students. Is Harvard antiChristian?
24 Probably we all answered false.

1 Now, think, the Board isn't 50 percent
2 women, 12 percent black and so on. So is it fair to say
3 it's sexist, racist or antiSemitic? Comment on that?
4 MR. HOLLIDAY: This is not really relevant
5 to the proposal before the Board and meeting at this
6 time.
7 MR. GNIEWEK: I'm sorry to hear that you
8 feel that way about it because we do not have that
9 diversity on the Board.
10 Lincoln said behavior can be guided but
11 human nature can't be changed. Defying this government
12 quotas mandate multi-culturalism, instead of one, many.
13 And people and nations explode. Kosovo, Littleton,
14 Ireland, many examples. But Americans pledge to one
15 nation, from many one, with all cultures respected within
16 a common culture and it works. Now diversity demagogues
17 demand scrapping success for multiculture chaos and
18 boards seem sometimes to appease them. Comment?
19 MR. HOLLIDAY: I don't think I can add
20 anymore. I've said very clearly what our policy is.
21 Mr. Gniewek, we do have a two-minute time limit. If you
22 could finish up fairly soon, I'd appreciate it, sir.
23 MR. GNIEWEK: Yes, I will. Thank you.
24 Your proxy targets, in response to my statement, women,

1 blacks and others of color for recruits. This
2 discriminating against all others?
3 MR. HOLLIDAY: Mr. Gniewek, we very much
4 appreciate your point of view and respect very much your
5 right to do it. I think commenting on every one of these
6 statements are not particularly valuable to the total
7 meeting.
8 MR. GNIEWEK: All right. I'm also sorry
9 that you choose not to comment and that I think it does
10 make the point of my proxy.
11 I have two other questions. The proxy to
12 me indicates a Board quite wary of racism charges so that
13 it tends to trample on the rights of others. If you have
14 not read the proxy, you might read it and see that that's
15 so. And it should at least be addressed differently, I
16 hope. Comment?
17 MR. HOLLIDAY: There's no racism on our
18 Board and we do not trample on the rights of others in
19 any way.
20 MR. GNIEWEK: I'm going to reread that
21 proxy but it is tending to be misleading, I believe.
22 May I ask now would the Board members who
23 voted for my proxy which calls for more diversity which
24 the Company supports, may I ask the Board members who

1 voted for my proxy to please raise their hand?
2 Thank you very much, sir. And I appreciate
3 the opportunity to speak.
4 MR. HOLLIDAY: Thank you. Are there other
5 comments on this proposal?
6 MR. LEE: Mr. Chairman, Brook Lee,
7 Montgomery County, Maryland. I came up from Washington
8 to attend this wonderful meeting as usual with all of you
9 fellow shareholders. The last speaker's comments were
10 excellent. I hope we all get a copy of that interesting
11 work that he's done.
12 In contrast, I'd just like to emphasize
13 that what we look for in our Board is leadership, not
14 diversity. We look for leadership. Whether it be all
15 women or mostly men or mostly black or mostly Spanish,
16 some day it will be immaterial in this country. What we
17 want is leadership and we don't care a whole lot for this
18 word "diversity" because that word in itself for business
19 work is meaningless.
20 Thank you, sir.
21 MR. HOLLIDAY: Thank you.
22 Other comments?
23 MS. LANCASTER: If you still have a ballot,
24 please turn it in at this time. The votes on any ballot

E.I. DU PONT DE NEMOURS 1998 ANNUAL STOCKHOLDERS MEETING

APRIL 29, 1998

Page 1 to Page 93

CONDENSED TRANSCRIPT AND CONCORDANCE
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1 And that's the message. Thank you very much.
2 CHAIRMAN KROL: Thank you very much, Mr. Gilbert.
3 And now we will proceed to proposal Number 6
4 submitted -- I'm sorry -- Number 5, submitted by Tom
5 Gniewek. He requests the Board commit to a more diverse
6 board and report to the stockholders on its efforts in
7 that regard. The proposal begins on page 20 and that
8 resolution is now before the meeting.
9 Mr. Gniewek, would you care to comment?
10 MR. GNIEWEK: Yes. Some housekeeping first.
11 Writing to the SEC, company lawyers accused me of
12 falsehoods in impugning the integrity and the character of
13 the board members. That's sad. And I want to reaffirm my
14 long held respect for the Company and its board.
15 CHAIRMAN KROL: Thank you.
16 MR. GNIEWEK: I've also read the voting secrecy
17 statement from Mr. Gilbert's proposal, some voting
18 analysis is done. Do you do other analyses, say, how
19 employees vote as a group on these?
20 CHAIRMAN KROL: No. The voting is completely
21 confidential and as you know, much of the stock is held in
22 street name anyway.
23 MR. GNIEWEK: Right. I notice in Mr. Gilbert's
24 proposal, he breaks out the number of stockholders that
25 voted for his proposal.

1 CHAIRMAN KROL: Well, that we do know, I mean in
2 aggregate. But we don't break it down into any kind of
3 groups or people that have less than 100 shares, and that
4 kind of thing.
5 MR. GNIEWEK: May I ask you how you voted on my
6 proposal? But if you prefer not to, I understand.
7 CHAIRMAN KROL: I prefer not to.
8 MR. GNIEWEK: I understand that too.
9 CHAIRMAN KROL: Okay. I voted with the board.
10 MR. GNIEWEK: I want to thank you for recording this
11 conversation and for agreeing to provide me with a written
12 transcript. I appreciate that; it helps me.
13 And I also want to mention that the term originally
14 preferences has been relabeled as affirmative action, and
15 then relabeled as diversity, so I'll use the three
16 interchangeably in my few comments.
17 And now concerning my proposal advocating
18 preferences for increasing board diversity, my politically
19 incorrect proxies were rejected both by DuPont and the
20 SEC. Thereby, shareholders do not get a vote.
21 This year I flipflopped. DuPont rejected advocating
22 diversity and the SEC overruled, so shareholders have
23 voted.
24 Points: The SEC seemed biased in favor of political
25 correctness. And, two, it seems that Washington,

1 corporations and small activist groups are the ones that
2 most push preferences. For instance, the IRCC, an
3 activist group, reports that DuPont in '97 committed to,
4 quote, sharply increase employee diversity, and told the
5 activists that, quote, more progress must be made in
6 attracting and promoting people of color and white women.
7 Is this true, and did DuPont report this sort of
8 information also to its employees as well as the
9 activists, and does it apply to the board?
10 CHAIRMAN KROL: Well, the answer to your question is
11 that our belief is that a more diverse group will end up
12 giving you better results and particularly today. I mean,
13 we're a very global company and we want representation
14 from all parts of the world as well as from minority
15 groups, women and so on. So the answer is yes.
16 As far as the board is concerned, I think the board
17 has a record of a diverse board now for a long period of
18 time. As a matter of fact, if you look at the board today,
19 five out of the nine directors would fall into that
20 category. Women; someone from Europe; someone from Asia;
21 we have an African-American on the board. And so the
22 answer is yes.
23 But it stems from our fundamental belief that
24 diverse thinking will get you better results.
25 MR. GNIEWEK: CEOs were privately polled, and 80

1 percent of them said diversity forced hiring and promotion
2 of less qualified people. This would seem to spawn
3 divisiveness. Is this true at DuPont?
4 CHAIRMAN KROL: We look for the best people. We
5 hire the best people and we try to retain the best people.
6 We are not compromising our standards.
7 MR. GNIEWEK: 58 percent of those CEOs said abolish
8 preferences. Do you agree or disagree?
9 CHAIRMAN KROL: No. I think that what we ought to be
10 doing is we ought to be looking for diverse management
11 teams, diverse work groups and a diverse board, for the
12 reasons that I stated earlier.
13 MR. GNIEWEK: I'd like to address a question to Mr.
14 Brimmer.
15 Mr. Brimmer, DuPont says that your membership proves,
16 quote, the diversity objects of this proposal are already
17 being met. Do you agree and, if not, what needs doing? For
18 instance, should 50 percent of the board be women, and
19 perhaps you would not mind telling us how you voted your
20 shares.
21 CHAIRMAN KROL: Mr. Gniewek, I think the response of
22 the Board on the resolution includes all of us, including
23 Mr. Brimmer and all members of the Board, so I think you
24 have your answer there.
25 MR. GNIEWEK: Okay. A roundtable of ex-Defense

1 Department Secretaries said diversity is hurting the
2 military. One said that no white male can be promoted
3 without the approval of the Defense Secretary. Does DuPont
4 have similar rules?
5 CHAIRMAN KROL: No. But we do look for the best
6 people, and we are trying to become a much more diverse
7 organization.
8 MR. GNIEWEK: Okay. Complaining about costly
9 government reports, an Exxon secretary said he felt
10 coerced, and that he must always be aware of quotas.
11 Government doesn't call them quotas, said he, but is this
12 DuPont's experience?
13 CHAIRMAN KROL: No. I mean, we set our own targets
14 internally. I don't feel any pressure, I don't think Mr.
15 Holliday feels any pressure from the government. I think
16 we're ahead of the curve.
17 MR. GNIEWEK: All right. Exxon defends preferences
18 because to do otherwise, quote, would subject the company
19 to decertification as a government contractor. Is this a
20 factor in our business?
21 CHAIRMAN KROL: It is not. As I said, we're ahead
22 of the curve so we don't worry about that kind of thing.
23 MR. GNIEWEK: Rather good to hear, I guess.
24 If I may take a couple of extra moments, I'd like to
25 pass along a couple compliments.

1 One is, as a retiree, the more I see of comparable
2 plans, the more I appreciate the 401-K plan that DuPont
3 has set up, and the way it's administered. I appreciate
4 that. I do wonder if perhaps there is any thought being
5 give to supplying current employees, especially the
6 youngsters, with a chance to participate in Roth IRAs
7 through this plan.
8 CHAIRMAN KROL: Well, thank you very much for your
9 comment, and the answer to that is that we are looking at
10 how do we expand the 401-K to help our younger employees so
11 yes, we are looking at things like that. But thank you for
12 your comments.
13 MR. GNIEWEK: One final thing, please. Last year, and
14 this year to some extent, some attendees have beat pretty
15 hard and heavy on Miss Lancaster, and no one said much. And
16 I know some people are tough and rough, well, but I have
17 been in contact with Miss Lancaster over a few years. She's
18 tough, but she's a lady, and I appreciate the way she treats
19 me.
20 CHAIRMAN KROL: Would you like to lead the round of
21 applause for that?
22 (Applause.)
23 SECRETARY LANCASTER: Thank you, Tom.
24 CHAIRMAN KROL: We'll have to give that to our General
25 Counsel. He screens all that stuff.

1 and letters which I would like to, you know, show that
2 this is not something we're just talking about, but we
3 have evidence, and I'd like to give these to you, Mr.
4 Krol. I've been told that I can't approach the stage; I
5 don't know why I can't do that; I just have pieces of
6 paper with signatures of people opposed to the mine.
7 Would it be okay if I came up --
8 CHAIRMAN KROL: Well, I think, Howard, would you do
9 us a favor and pick those up? Howard's working hard
10 today.
11 MR. MARKS: Yeah. Thank you very much.
12 CHAIRMAN KROL: Mr. Marks, thank you very much for
13 your comments.
14 MR. MARKS: Thank you very much.
15 CHAIRMAN KROL: Appreciate those. Number four. Can I
16 get number four, and then we'll come right to you; okay?
17 Mr. Gniewek.
18 MR. GNIEWEK: I voted against my proposition
19 Number 5. I did it because I think it's unfair and
20 probably unconstitutional, and I just think it's wonderful
21 that 94 percent of the shareholders agreed with that. It
22 seems that Americans, when they're given a chance to vote on
23 a fairly worded proposal, are against preferences.
24 And I wouldn't say unfair preferences because that's
25 redundant, but political correctness needs to be changed.

1 It's time to change that, and I thank everybody for their
2 negative vote on my proposal.
3 CHAIRMAN KROL: Thank you, Mr. Gniewek.
4 Now, sir, your name please?
5 MR. LEE: E. Brooke Lee, Washington, D.C. We thank
6 you for your praise of our director, Andrew Brimmer. I'd
7 like to quickly underscore his great work the last few
8 years as chairman of the D.C. Control Board. My
9 qualification for making these comments is that I'm the
10 only caucasian male to ever run against Marion Barry for
11 mayor of Washington, and obviously he won.
12 Andy financially has rebuilt your nation's capital
13 with his great care and expertise, and I just want to
14 point out to all my fellow shareholders who already know
15 this, that Andy thereby has saved the capital of the
16 world, Washington, D.C., and we thank you, Andy.
17 (Applause.)
18 CHAIRMAN KROL: Very good. Number three.
19 MR. FLICKINGER: Yes. My name is Jim Flickinger,
20 and I'm vice president of the IBDW, and also president of
21 the Waynesboro Local in Waynesboro, Virginia. This is
22 actually for Mr. Holliday.
23 In the recent Fortune Magazine recently published in
24 January, it was printed, and DuPont was not among the top
25 100 companies in the country to work for. In a recent

COPY

In The Matter Of:

E.I. DuPont

1997 Annual Meeting of Stockholders

April 30, 1997

1997 Annual Meeting

Corbett & Associates
1400 N French Street
P.O. Box 25085
Wilmington, DE USA 19899-5085
(302) 571-0510 FAX: (302) 571-1321

Original File 70430eh.asc, 119 Pages
Min-U-Script® File ID: 2882120275

Word Index included with this Min-U-Script®

1 the United States cooperating in this area of the
2 world.
3 MR. KROL: We are not paying any
4 attention to it. We are moving right ahead.
5 MR. SMITH: Okay. The other just
6 added point I would like to make is that there is
7 some confusion on the economic model in this area.
8 You, perhaps, have heard of the expression of the
9 Asian tigers. And these economies are collapsing.
0 In fact, they are really doomed. And not really
1 because of the cheap labor that's involved there, but
2 these countries do not have a strategic machine tool
3 designed sector.
4 CHAIRMAN WOOLARD: Mr. Smith, your
5 time is up now. We will have to move on. We
6 understand your point. If you want to add to that...
7 MR. KROL: I will just make one
8 comment to that. When we go into a country, we go
9 into the country to create jobs and to help the
0 people to grow and better their lives there. So I
1 think that, you know, we are on the right track.
2 MR. SMITH: Thank you.
3 CHAIRMAN WOOLARD: No. 2.
4 MR. GNIEWEK: DuPont rejected my proxy

1 requesting an end to unfair preferences. One reason
2 given was: "It would subject the company to
3 decertification as a government contractor."
4 Does the company support preferences
5 to get contracts? I can pause briefly or I can go on
6 to the next question.
7 CHAIRMAN WOOLARD: We can respond to
8 your question in many ways, and the main way is we
9 want to give every person in this company the
10 opportunity to progress. We don't have quotas for
11 anything, to get contracts or anything. But we do
12 want to give everyone in the company every
13 opportunity to progress. That's our affirmative
14 action plan.
15 MR. GNIEWEK: I support ending
16 preferences. And as a result, some may label me
17 racist or sexist.
18 Does the company regard people who
19 oppose preferences in that vein?
20 MR. KROL: No. Let me respond to
21 that. We try to hire the best people, develop the
22 best people, promote the best people and give people
23 opportunity. I mean, that's basically our approach.
24 MR. GNIEWEK: Okay. David Brinkley

1 asked the attorney general: "Quotas are illegal but
2 we have them. Business says we must have this
3 minority or that to keep governments off our backs.
4 What's the answer? He ducked."
5 Does DuPont have quotas for this
6 reason?
7 MR. KROL: I won't repeat what I
8 said. I will just add this. That we do believe that
9 for businesses to be as good as they can, that a
10 diversity of opinion, a diversity of people are
11 required. We are a global company, so we have in our
12 company people from Asia in the leadership, we have
13 them from South America, Europe. So we view
14 diversity as a good thing from a business standpoint.
15 MR. GNIEWEK: All right.
16 DuPont is signatory to some recent ads
17 entitled Reaffirming Affirmative Action, and past
18 history is cited as one of the reasons. But I don't
19 see how we can duck the fact that it punishes
20 innocent youngsters today. Should we be involved in
21 this business in that manner with those ads?
22 MR. KROL: I will repeat what I said.
23 We believe that diversity is a good thing for our
24 business. And so, from that standpoint, we do

1 support that.

2 CHAIRMAN WOOLARD: Those ads are about

3 education. Encouraging people to get education. And

4 that does not punish anyone, that helps everyone.

5 MR. GNIEWEK: Well, my point is

6 preferences, of course.

7 The ads imply support by academia in

8 Business Executive, but recent polls say professors

9 support ending preferences by 64 to 27 percent, and

10 over 80 percent of the executives say preferences

11 require hiring less qualified people.

12 Were you aware of that? Did you

13 participate in that poll?

14 MR. KROL: We did not participate in

15 the poll. And I want to come back to the point that

16 you were making on the affirmative action and our

17 signature. As Ed said, this is a program that

18 provides scholarships to needy people so that they

19 can get educations, move ahead, participate in

20 business.

21 MR. GNIEWEK: Okay. California voters

22 approved Proposition 209 to end preferences and

23 courts upheld it.

24 Does DuPont agree to its principles?

1 MR. KROL: Once again, I will repeat
2 what I said. We believe in diversity. We believe
3 that's good for business.
4 MR. GNIEWEK: Have you had a chance to
5 read that?
6 MR. KROL: I have not.
7 MR. GNIEWEK: I will leave copies, if
8 that will be all right.
9 Senator Moynihan pushed for nonquota
10 preferences but soon lamented saying quotas did
11 indeed result because "Government has the power to
12 coerce and does coerce."
13 Does government oversight coerce
14 DuPont?
15 MR. KROL: No.
16 MR. GNIEWEK: Okay. DuPont has "a
17 formal policy that ties part of manager's pay to
18 advancement of women."
19 Is that a form of coercion?
20 MR. KROL: No. I say again no. What
21 we are trying to do is get diversity into the work
22 force. And so we are trying to develop many kinds of
23 people, women, people of color, people from Asia, as
24 I said, South America to be part of our team.

1 MR. GNIEWEK: Recent lawsuits ruled
2 reverse discrimination illegal.
3 Is DuPont involved in any such
4 lawsuits at the present time?
5 MR. KROL: No, not that I know of.
6 MR. GNIEWEK: Okay. Preferences based
7 on statistical disparity studies -- you could call
8 them quotas -- have been ruled illegal.
9 Does DuPont have any such studies?
10 MR. KROL: No.
11 MR. GNIEWEK: Referring to the Conoco
12 charge of racism against DuPont employees. Are
13 employees so charged presumed to be innocent?
14 MR. KROL: Yes.
15 MR. GNIEWEK: Okay.
16 MR. KROL: I say they are all presumed
17 innocent until we find by investigation that it's
18 otherwise.
19 MR. GNIEWEK: I would hope so. I just
20 ask the question. It's interesting. Based on some
21 of my observations, I wondered what your answers
22 would be and, of course, we all make our own
23 judgments. But I am finished with that. I thank you
24 very much for your time, but I would like to make

1 about two comments.

2 One is you see preferences such as

3 some people got preferences in handling the

4 microphone here, which is unfair to the rest of us.

5 A comment there.

6 MR. KROL: Thank you for your comment.

7 MR. GNIEWEK: And I want to thank you

8 for a great year, and I want to end with saying -- I

9 am a former employee. I want to end by saying the

10 grapevine is always ahead of the formal

11 announcements. And for many years when we heard

12 there was an announcement coming about benefits, the

13 response was, oh, boy, I wonder what is going to

14 happen this time. And lately it's been oh, oh, I

15 wonder what's going to happen to us this time? So I

16 think it's time to get us back in balance a little

17 bit again, and I hope you would consider that.

18 MR. KROL: Thank you.

19 CHAIRMAN WOOLARD: No. 4.

20 MR. LEE: If I may, there is one point

21 that has been left out so far. The bright future

22 which Jack Krol and you have painted is very pleasant

23 to all of us shareholders. However, no one has

24 mentioned quickly this important subject of the year

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
January 12, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth street, NW
Washington, D.C.

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

<u>E. I. DU PONT DE NEMOURS AND COMPANY</u>
<u>PROXY STATEMENT 2003 ANNUAL MEETING</u>

Reference: DuPont's 12/31/03 letter from Mary Bowler
with its several Exhibits

Gentlepersons:

DuPont's referenced letter requests exclusion of my proxy from the 2003 annual meeting.

In my opinion the request should be denied for reasons set forth in this letter.

If you have any questions or require additional information, please contact me at the above address or telephone number.

Thank you for your consideration.

Regards,

Tom Gniewek

cc:E.I. DuPont de Nemours and Company
DuPont Legal
Wilmington, Delaware 19898
Att: Mary Bowler, Corporate Counsel and Assistant Secretary

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also EXHIBITS ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios. 1/08/03 GNIEWEK

1/14/03

I will again vote "for" the proxy if given the chance. I support the proxy. My past votes "for" and annual resubmission is solid proof of my support.

All shareholders should have a chance to vote. Proxy should be included

Tom Gniewek

EXHIBIT A-1b

Below is an excerpt from my July 29, 1999 letter to editor. It was published in local papers and several active and retired DuPonters commented favorably and agreed with my views. As I recall, no one disagreed. It was clear they support diversity without diversity discrimination.

EXCERPT

Dear Editor,

After I spoke at Dupont's stocholders' meeting, Chairman Holliday asked for comments. Responding, another shareholder said this about my statements:

"The last speaker's comments were excellent...I'd just like to emphasize that what we look for in our Board is leadership, not diversity. We look for leadership and we don't care a whole lot for this word "diversity" because that word in itself for business work is meaningless." Other stockholders vigorously applauded. ...

The remark of the stockholder praising my talk and the supportive applause by the audience is a strong message for management. ....

After the meeting, several shareholding employees and retirees approached me to express agreement and support for my statement. They thanked me for speaking up.

Tom Gniewek

This is further evidence that shareholders understand and approve of my supporting my proxy advocating diversity but opposing all discrimination, including diversity discriminatiion, in working to achieve that goal.

None said the proxy or my statements were misleading, false or inconsistent.

The Board often says it values shareholder input.

There is strong and growing support for the proxy and a healthy discussion of its goal and how to reach it. I would hope the Board values this.

Instead, DuPont requests exclusion thus denying input by shareholders and isolating the Board from their shareholders.

The proxy should be included in the 2003 annual meeting.

The entire letter is in the D&E envelope; Exhibit C-3.

See also 1999 annual meeting transcript, pages 21-27; DuPont's Exhibit C included in DuPont's letter. See especially page 27.

ABSTRACT

As Dupont's 12/31/02 letter states(p. 1;¶,1) the proxy simply requests a report on the Company's progress in response to the Glass Ceiling Commission's recommendations. (See any 1998 through 2002 proxy in DuPont's Exhibit A)

In my opinion DuPont's request for exclusion should be denied. The proxy should be included. It boils down to:

1- Inclusion gives all stockholders input on this topic; exclusion deprives them of this opportunity.

The steady increase in stockholder approval supports this conclusion. An estimated 21 to 40% of shareholders voted 20.4% of shares in favor in 2002.(see next page)

The board often says shareholder input is valuable.

2- Reiterating, the proxy requests a report. This is not unreasonable.

3- DuPont Legal mistakenly contends proxy should be excluded because of false misleading staements "in proxy materials" plus inconsistency and non support.

In discussions with DuPont Legal over the years I've repeatedly explained I strongly support diversity while simultaneously strongly opposing achieving diversity by discriminating against individuals or groups. In short, I support diversity while opposing "diversity discrimination."

My statements consistently reflect this and are not misleading, false, inconsistent, or non-supportive.

For whatever reason, DuPont Legal is unwilling or unable to acknowledge this distinction thereby confusing fairness with inconsistency.

By contrast Mr. Krol, former CEO,immediately understood and accepted the fairness of my position and statements. For more detail, see my enclosed Discussion Envelope(D) and p. 97 of 1997 meeting transcript in DuPont's Exhibit C.

Additionally none of this material is "proxy material" or "in proxy materials" despite DuPnt's oblique implication to the contrary. This is true of most examples chosen by DuPont.

This alone should rule for inclusion in my opinion.

4- DuPont, without comment or objection, accepted the proxy every year starting in 1999. Exclusion was requested in 1998 for some of the reasons in the 12/31/02 letter. SEC denied exclusion. See Exhibits B-1 to B-4 in D&E envelope.

Now, DuPont again requests exclusion. This is a flip-flop breathtaking in audacity and magnitude; unexplainable and indefensible. It's certainly inconsistent and probably even false and misleading.

Notes: "DISCUSSION ENVELOPE (D)" has detailed discussion.

Many of DuPont's examples are repetitive. Several are irrelevant, in my opinion. Nonetheless, they are addressed. See enclosed "DISCUSSION AND EXHIBITS ENVELOPE (D&E)".

Filing proxies is not my vocation or avocation. As a retiree with 37 years' service my perspective of company matters is enhanced. My respect for all DuPonters is sincere and consistent. But neither I nor Dupont is perfect. Neither of those two statements is false or misleading and neither is inconsistent with the other.

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See ALSO EXHIBITS
	OF STOCKHOLDERS	OF SHARES	↓
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

AN APT METAPHOR

I'm a registered Democrat who voted for Republican Bush. I may have a change of heart, "flip flop" and vote for the Democrat in 2004.

Based on DuPont Legal's letter, they would charge I make false, misleading statements and am inconsistent. That incomprehensibly twists truth and logic into grotesque shapes.

No false or misleading statements have been made. I reject the inconsistency label. My behavior is consistent with trying to do my duty as a responsible American citizen.

Perhaps an uptight narrow fixation to exclude the proxy has beclouded DuPont's judgement.

DISCUSSION

The proxy should be in the 2003 meeting stiitement.

Since 1998 when 8.4% of stockholders voted 6.0% of shares in favor support has steadily increased.By 2002 an estimatell 20.9 to 42.0% of stockholders voted 20.4% of shares for. Exhibit A-1 attached.

After the SEC ruled against exclusiion for the 1998 meeting DuPont accepted proxies from 1999 to 2002 without comment or objection and did not cite rule 14a-9 as basis for exclusion. Exhibits B-1 through B-4 in "Details and Exhibits Envelope(D&E)" Proxies are essentially identical.

Now DuPont again inexplicably requests exclusion. Thiis seems strangely peculiar given the large increase in shareholder support in 2002.

Further on page 2 DuPont now incorrectly cites rule 14a-9 which prohibits inclusion of false or misleading statements "<u>in proxy materials</u>" as reason for exclusion. The record is clear. Proponent has certainly never included false or misleading information "in proxy materials" nor for that matter in any other context.

Consider one of the first examples cited which DuPont apparently believes supports their allegation that proxy is false and misleading.

On page 2 DuPont correctly quotes me relating my granddaughter, Aspen, saying, "Granpa, I'm going to vote against your proxy because preferences are unfair and just wrong."

My first reaction upon reading this was mild disbelief and wonder followed by a touch of bemusement. I thought,

"After all, it's what she said! It's indisputable fact! Is it now false and misleading to state facts?!"

Further, this fact has never been "in proxy materials."

I also believe the information irrelevant in this case.

How can anyone agree this fact supports the false and misleading allegation? or even that it's relevant?

Even worse, DuPont quotes <u>part</u> of a following sentence, "...and we ought to remember this as we go on." The sentence in full- "So it is a <u>true</u> story and we ought to remember this as we go on."

It's no secret others as well as Aspen vote against. Surely a civil acknowledgement that viewpoints of all deserve our respect is appropriate.

How can anyone agree any of this supports the false and misleading allegation? or even that it's relevant?

I asked. Aspen will again vote against, given the chance. This is not false or misleading nor "in proxy materials".

At the same time, please note example is representative of tone and tenor of other DuPont examples which are likewise without merit.

For any interested, details of the Granpa/Granddaughter "disagreement" are in D&E Envelope, ExhibitC-3 .

During past years there have been several discussions between myself and DuPont Legal. On 12/30 and 31/02 Ms.Bowler and Ms. Lancaster telephone. A long(45+? minute) discussion ensued. Both repeaetedly expressed puzzlement with some of my statements which they obviously considered inconsistency, That's apparent from the 12/31/02 letter.

They also inquired if I had any concerns other than those of the proxy and if it might be possible to mutually agree to withdraw the proxy.

We've discussed the issues often over the years. I seem incapable of explaining to DuPont Legal that I am as strong in support of diversity as I am in opposition to achieving diversity by discriminating against any person or group.

In short, diversity without diversity discrimination.

This is fair and just, not inconsistent or misleading.

By contrast Mr. Krol, former CEO, recognized and accepted this as fair and ethical.

DuPont's letter(p.3,¶3) quotes me in a manner tending to mislead. In the following only the underlined first sentence, a partial quote lifted out of context, was cited by DuPont.

Mr Gniewek- <u>I support ending preferences. And as a result some may label me racist or sexist.</u>

Does the Company regard people who oppose preferences in that vein?

Mr Krol- No. Let me explain...

See p.97 of 1997 meeting transcript; DuPont Exhibit C.

Likewise in other examples DuPont consistently and incorrectly mistakes fairness and willingness to present all sides as false misleading inconsistency.

There is no justification for exclusion based on DuPont Legal's false perception that my support for diversity linked with opposition to "diversity discrimination" is misleading, false, or inconsistent.

Because examples are repetitive and often irrelevant, they are discussed elsewhere. See D&E envelope.

On page 3 of their letter DuPont correctly quotes me saying I "flip-flopped" and voted against my proposal. I also said when my first proxy was rejected that "shareholders do not get a chance to vote." See 1998 transcript, page 39.

As indicated in DuPont's letter, we've had several conversations on these matters. Regrettably, I concluded a flip flop was necessary to give shareholders a voice. This proved to be the case. Both versions of the proxy support my core belief in diversity without diversity discrimination.

DuPont takes unwarranted liberty presuming they can read my mind and divine my "belief". DuPont got it wrong.

On page 4 DuPont correctly recalls a phone conversation when I said I had had a change of heart. Ms. Bowler may also recall my saying that my daughter was the major influence for my change. She told me my proxy was a good one and I was wrong to vote against. As a result I've since voted for.

I did not tell Ms. Bowler so she could not know that my daughter agrees diversity without diversity discrimination is essential and it is important to speak out on this aspect. This is supportive and consistent. It's not misleading.

Many of DuPont's examples are repetitive. Several are irrelevant, in my opinion. To address each in this section would be wasteful redundancy. Nonetheless they are addressed. See enclosed "DISCUSSION AND EXHIBITS ENVELOPE (D&E)".

Reiterating, DuPont's request for exclusion should be denied. The proxy should be included. It boils down to:

1- Inclusion gives all stockholders input on this topic; exclusion deprives them of this opportunity.

The steady increase in stockholder approval supports this conclusion. An estimated 21 to 40% of shareholders voted 20.4% of shares in favor in 2002.

The board says shareholder input is valuable.

2- The proxy requests a report. This is reasonable.

3- DuPont Legal's contention that the proxy should be excluded because of false, misleading and inconsistent statements in proxy materials is wrong.

Almost all material DuPont cites has never been in proxy materials. Further, none are misleading false or inconsistent.

DuPont confuses inconsistency with fairness.

I support diversity and oppose diversity discrimination. My statements uphold that position. They cannot be construed as false, misleading or inconsistent.

DuPont says, "Inconsistency!" It's not. It's fairness.

4- DuPont, without comment or objection, accepted this proxy every year starting in 1999. The SEC denied exclusion in 1998.

Now, DuPont again requests exclusion. This is a flip-flop breathtaking in audacity and magnitude; unexplainable and indefensible. It's certainly inconsistent and probably even false and misleading.

5- DuPont's reasons for exclusion have been shown to be without merit.

6- The proxy should be included.

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also Exhibits
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

EXHIBITS A-1
through A-5

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also EXHIBITS ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

EXHIBIT A-1b

Below is an excerpt from my July 29, 1999 letter to editor. It was published in local papers and several active and retired DuPonters commented favorably and agreed with my views. As I recall, no one disagreed. It was clear they support diversity without diversity discriminition.

EXCERPT

Dear Editor,

After I spoke at Dupont's stocholders' meeting, Chairman Holliday asked for comments. Responding, another shareholder said this about my statements:

"The last speaker's comments were excellent...I'd just like to emphasize that what we look for in our Board is leadership, not diversity. We look for leadership and we don't care a whole lot for this word "diversity" because that word in itself for business work is meaningless." Other stockholders vigorously applauded. ...

The remark of the stockholder praising my talk and the supportive applause by the audience is a strong message for management. ....

After the meeting, several shareholding employees and retirees approached me to express agreement and support for my statement. They thanked me for speaking up.

Tom Gniewek

This is further evidence that shareholders understand and approve of my supporting my proxy advocating diversity but opposing all discrimination, including diversity discriminatiion, in working to achieve that goal.

None said the proxy or my statements were misleading, false or inconsistent.

The Board often says it values shareholder input.

There is strong and growing support for the proxy and a healthy discussion of its goal and how to reach it. I would hope the Board values this.

Instead, DuPont requests exclusion thus denying input by shareholders and isolating the Board from their shareholders.

The proxy should be included in the 2003 annual meeting.

The entire letter is in the D&E envelope; Exhibit C-3.

See also 1999 annual meeting transcript, pages 21-27; DuPont's Exhibit C included in DuPont's letter. See especially page 27.

Exhibit A-2

LOUISE BRUCE LANCASTER
Secretary of the Company
and Corporate Counsel
DuPont Legal
Room 8042 DuPont Building
Tel. (302) 774-7379
Fax (302) 773-5176

DUPONT®

DuPont Legal

Date: June 12, 1998

To:

Tom -
As always, it was nice to see you at the Annual Meeting. I apologize for the delay in getting you the final results. (We have had an extremely busy time since the Annual Meeting.) I hope to send you short the transcript material you requested.

Best personal regards,
Louise

EXHIBIT A-2a



EXHIBIT A-2b



DUPONT

June 12, 1998

Mr. Thomas T. Gniewek, Jr.
123 Norwood Circle
Camden, Tennessee

Dear Gniewek:

The tabulation of votes on resolutions presented at DuPont's 1998 Annual Meeting has been finalized.

On your proposal on board composition:

782,723,723 shares or 94.0% of the votes were cast against the proposal; 50,284,063 shares or 6.0% were voted for.

51,000 stockholders or 91.6% of those voting voted against the proposal; 4,706 stockholders or 8.4% voted for.

Shares abstaining were 16,927,615 and broker non-votes were 114,781,147.

Very truly yours,

Louise B. Lancaster
Secretary

LBL:skb
980512A.DOC

782 723 723
50 284 063
16 927 615
114 781 147
964,716,548

no.

1,130,000,000
"shares of common stock outstanding" from 1997 annual report.

1,1,1,1,2,2,1,1

51000
4706
55706

1997 ann. report say
154000 holders
− 55706
98294 remaining holders

From notice of 4/98 meeting officers own about 14 million voting shares or about 1.45% based on 964,716,548 OR 1.2% based on 1,130,000,000 OR 1.7% based on annual meeting notice, page 8.

Voting against 782,723,720 / 51000 = 15347 shares / shareholder.

voting for. 50 284 063 / 4706 = 10 685 share / share holder.

abstain 16,927,615 / 98294 = 172 shares / shareholder

officers 1.2 to 1.7% (can't be sure)



DUPONT

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

EXHIBIT A-3

May 12, 1999

Mr. Thomas T. Gniewek, Jr.
123 Norwood Drive
Camden, TN 38320

Dear Mr. Gniewek:

The tabulation of votes on resolutions presented at DuPont's 1999 Annual Meeting has been finalized.

On your proposal on board composition:

696,579,951 shares or 94.8% of the votes were cast against the proposal;
38,023,541 shares or 5.2% were voted for.

47,191 stockholders or 89.3% of those voting voted against the proposal;
5,650 stockholders or 10.7% voted for.

Shares abstaining were 14,970,817 and broker non-votes were 189,241,199.

Very truly yours,

Mary

Mary E. Bowler
Assistant Secretary



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

EXHIBIT A-4

June 7, 2000

Mr. Thomas Gniewek
123 Norwood Drive
Camden, TN 38320

Dear Mr. Gniewek:

The tabulation of votes on resolutions presented at DuPont's 2000 Annual Meeting has been finalized:

On your proposal on employment matters:

605,063,406 shares or 91.6% of the votes were cast against the proposal; 55,804,847 shares or 8.4% were voted for.

44,952 stockholders or 91.4% of those voting voted against the proposal; 4,208 stockholders or 8.6% voted for.

Shares abstaining were 30,877,740 and broker non-votes were 179,325,087.

5/29/01. In the 2001 meeting 9% voted for.

arrow added 1/07/03

Very truly yours,

Mary

Mary E. Bowler
Assistant Secretary and
Corporate Counsel

MEB:msm
Votetabulation-Gniewek

I hope you have a wonderful summer –
Mary



Mary E. Bowler
DuPont Legal
1007 Market Street
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

EXHIBIT A-5

June 12, 2002

rec'd
6/15/02

Mr. Thomas Gniewek
123 Norwood Circle
Camden, TN 38320

Dear Mr. Gniewek:

Now that the vote tabulation on resolutions presented at DuPont's 2002 Annual Meeting has been finalized, I want to provide you with information on the final vote.

On your proposal on employment matters:

- 480,356,177 shares or 79.6% of the votes were cast against the proposal; 123,215,685 shares or 20.4% were voted for.
- Shares abstaining were 22,942,195 and broker non-votes were 149,085,413.

Enclosed for your information is a copy of the transcript from the 2002 Annual Meeting.

Very truly yours,

Mary Im

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

Enc.

EXHIBITS

B-1 through B-4



4/69

EXHIBIT B-1

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 17, 1999

Mr. Thomas Gniewek
123 Norwood Circle
Camden, TN 38320

Dear Mr. Gniewek:

Your proposal on board composition will be included in the Company's proxy statement for action at the 1999 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 19, 1999.

I remain interested in continuing our dialogue about this issue. Please call me on 1-800-224-4480 (extension 774-5303) at your convenience.

I look forward to talking with you again soon.

Very truly yours,

Mary

Mary E. Bowler
Senior Counsel and
Assistant Secretary

MEB:msm
Enclosure
990217c

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206 - Mail Stop 3.3
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

EXHIBIT B-2



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 28, 2000

Thomas J. Gniewek, Jr.
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Per our conversation, your proposal on employment matters will be included in the Company's proxy statement for action at the 2000 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 17, 2000.

As we discussed, I will arrange to have two tickets to the Annual Meeting set aside for you at the information desk.

I look forward to seeing you on April 26.

Sincerely,

Mary

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

MEB:msm
Attachment

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206-Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



Exhibit B-3

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 19, 2001

Thomas J. Gniewek, Jr.
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Your proposal on employment matters will be included in the Company's proxy statement for action at the 2001 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 21, 2001.

Please let me know if you with to have two tickets to the Annual Meeting set aside for you at the information desk.

I look forward to seeing you on April 25.

Sincerely,

Mary

Mary E. Bowler
Corporate Counsel
Assistant Secretary

4/6/01.
As of today, I am now quite certain I will be able to attend. Please have the 2 tickets set aside - Thanks.
I do plan to address the meeting.
See you on the 25th.
Tom

MEB:msm
Attachment

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206-Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rec'd 2/23/01



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

This one has some notable differences from the earlier ones — next to last ¶ on pg equity added – pg equity inserted in last ¶.

February 19, 2002

EXHIBIT B-4

Mr. Thomas Gniewek
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Your proposal on employment matters will be included in the Company's proxy statement for action at the 2002 Annual Meeting of Shareholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 21, 2002.

Very truly yours,

Mary

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

enclosure

Hope all is well. I look forward to seeing you in April.

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206—Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Exhibits C-1 through C-4

DuPont's letter, p.1;¶4 Concrning the matter of my letter to CEO Holliday. See DuPont's exhibit B.

Exhibit C-1

In the Holliday letter(¶ 4) I note the talk between myself and Mr. Holliday after the meeting. I considered the conversation personal as I did the letter but this is no longer so. It is a good thing presenting an opportunity to add perinent information.

In the 2002 meeting I said to Mr Holliday, "..I am increasingly approached by unhappy employees. Lest your high position shield you, we are telling you." See page 31, 2002 meeting transcript, DuPont's Exhibit C.

If you read the transcript it is clear I was referring to diversity discrimination.

This was discussed further in our talk after the meeting. I repeated and expanded on my earlier comments and a brief discussion ensued. Mr. Holliday listened carefully. He ended the conversation saying, "I've been intending to visit the plant. I ought to do so." The quote is obviously a paraphrase.

Mr. Holliday by his demeanor and words indicated he was taking my message seriously.

I'm certain he will recall our talk.

DuPont also copies from the letter, "..I firmly believe present discrimination based on diversity goals/quotas/targets etc.(aka affirmative action)is unethical, immoral and certainly unconstitutional. DuPont should address this problem".

This is consistent with my goal of "Diversity without diversity discrimination' already explained in preceding pages.

It's difficult to believe that anyone or company would be for "Diversity WITH discrimination."

Based on the comments by Mr. Krol, DuPont's former CEO, (See page 2 in Discussion Envelope) and those of Mr Holliday during and after the 2002 meeting, it is certain DuPont opposes discrimination in any form. So do I.

Read the sentence taken from my letter. It is four square against discrimination.

DuPont Legal works very diligently to read far more into my words than is there.

Achieving our common goal of diversity won't be easy. Mistakes and injustice will creep in. When this happens, it behooves us all to set things aright.

Diversity discrimination is an example and my proxy supporting diversity is not in conflict with my words opposing "discrimination in the name of diversity".

Finally, this letter can in no way can be considered to be "in proxy materials" as DuPont contends and is irrelevant. Nonetheless, it provided a good opportunity to reinforce the reasons why DuPont's request for inclusion is without merit.

DuPont's letter, p.2;¶5 <u>never</u>

Exhibit C-2a

<u>never</u> is among the most powerful of words and must be handled carefully.

DuPont Legal and I have had several phone conversations as DuPont Legal has noted in their letter. During those conversations I voiced my support for the proposal an my intention to vote for it. See also page2; ¶ 17&18 in the enclosed Discussion envelope.

Annual meetings are governed by rules; one of which is that proponents have 2 minutes to make their comments. Such rules are essential to properly conduct such a meeting and I have no quarrel with them.

But it does force me to prioritize my comments. I've elected to let the written proxy speak my support for diversity and my statements to express concern less diversity discrimination occurs.

Others including individuals such as Mrs. Davis and groups such as Greenpeace have at times have rudely broken those rules with raucous behavior, d<u>isregard for time limits</u> and insulting remarks to DuPont officials.

I have always tried to abide by the rules of conduct set for the meeting. I'm sure DuPont Legal will confirm this.

See Exhibit C-2b attached.

Exhibit C-2b



October 27, 1997

Mr. Thomas T. Gniewek
123 Norwood Circle
Camden, Tennessee 38320

Dear Mr. Gniewek:

We are in receipt of your letter of October 1, 1997, in which you request that DuPont issue a policy outlining a program and timeline concerning board diversity. We will advise you in due course of management's position on your proposal.

I also want you to know that I do appreciate your thoughtful letter of September 14, 1997, concerning the conduct of the Annual Meeting. We are always interested in feedback from DuPont's shareholders who make the effort and take the time to attend. Your constructive suggestions will be considered when we review procedures in preparation for the 1998 Annual Meeting.

Thank you for your continuing interest in DuPont.

Very truly yours,

Louise B. Lancaster
Corporate Secretary

LBL:skb
971021B.DOC

Below is the saga of Grandpa and Granddaughter(G&G) and the proxy. It is not the sort of thing usually found in proxy deliberations.

There is no real reason for you to read this unless you find it interesting as have my family and several friends.

DuPont's letter, p.2;¶6 My granddaughter Aspen and her Granpa, me.

Exhibit C-3

As previouly indicated I am adding some additional information on this item on how Aspen came to vote against plus an update.

How Aspen came to vote Against

Aspen owns a few shares of stock. I was surprised when she called to talk about my proxy. We discussed it at some length. My sense was that she was that she had tentatively decided to vote against, wished to touch base, and possibly was concerned about my response to her negative vote.

I recall saying,"It's obvious you have given this serious thought. You should vote as you think is right."

She told me she would vote against.

Parents and Grandparents understood how proud I am of Aspen. I know this is not normally part of proxy deliberations but there it is.

Bringing this to the meeting's attention is appropriate.

What is inappropriate and totally irrelevant is for DuPont to claim this a reason for exclusion.

Is my reporting a fact now wrong? Everyone knows many shareholders voted against. That is not a valid reason under SEC rules for exclusion.

The proxy should be included.

AN UPDATE

By happenstance Aspen and her family were here for their traditional post Christmas visit when DuPont's letter arrived. I showed her the letter pointing out the paragraph pertaining to G&G.

Jokingly I said "Big, mean DuPont is trying to drive a wedge between us. How about voting for this year if the SEC gives you a chance?"

Aspen laughed and said, "No, I'll vote against."

THEN she added, "But you stick by your guns, Granpa."

Well, there it is again. I couldn't be prouder of her than if she said she had carefully rethought the issue and decided to flip-flop and vote for!

DuPont's letter, p.2,¶ 6 and ¶ 7. Also p.3 excepting ¶ 3. Page 4 including ¶ 1 but excluding ¶ 3 and ¶ 4.

Exhibit C-4

DuPont correctly quotes my <u>words</u> <u>and</u> <u>statements</u>.

ALL STATEMENTS ARE TRUE. That's important.
Truth and facts are stubborn things but there it is.

For instance, my statements on page 3, last paragraph concerning the CEO poll was widely reported. In this case my source was "Nightly Business Report" on the PBS network.

Should you require or desire documentation for this or any other statement, please ask.

Some of the statements have already been specifically addressed. For instance page 3,¶ 4 cites my letter to Mr. Holliday to make a claim for exclusion. The claim is shown to be without merit. See Exhibit C-1, D&E envelope.

It has been earlier noted there is a much redundancy and duplication in examples cited by DuPont requesting exclusion. Thus other reasons are addressed collectively.

1- DuPont claims that there are false and misleading statements "in proxy materials." This just isn't so. Almost all the statements to which DuPont points have not been included "in proxy materials."

What's more, statements aren't false or misleading.

2- DuPont claims I am inconsistent. This claim is shown to be without merit in preceding pages.

Redundancy in dealing with redundancy is unavoidable.

Reiterating yet again my goal is diversity without diversity discrimination.

But as far as I can tell DuPont Legal is either unwilling or unable to accept the fairness of this and mistakenly, in my view, sees it as false, misleading, and inconsistent.

Other shareholders obviously understand this. See exhibit A-1 b at front of this letter and in D envelope.

Mr. Krol understood and accepted this as fair.

Several DuPonters have expressed their understanding and support for diversity without diversity discrimination.

My granddaughter cited by DuPont understands.

I excluded ¶ 3 and ¶ 4 of page 3 for valid reasons.

It's totally acceptable for DuPont to accurately report my statements. Honest misunderstanding or disagreement can be handled. "Spin" might "sneak" in on anyone.

But I reject totally what I believe is an unwarranted presumption by DuPont Legal that they can divine my "belief" or what "he does not believe". It's unworthy of DuPont.

I do not presume to guess why, after years of accepting this proxy and not obliquely impugning my integrity, DuPont should request exclusion.

DuPont's claim for exclusion is without merit whether based on fact or unwarranted conjecture.

The proxy should be included in the 2003 meeting.

RECEIVED
2003 JAN 31 PM 4:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

123 Norwood Circle
731 584 4886 Camden, Tenn. 38320
January 25, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth street, NW
Washington, D.C.

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT 2003 ANNUAL MEETING

Reference: DuPont's 12/31/03 letter from Mary Bowler
with its several Exhibits

Gentlepersons:

On January 14, 2003 I mailed my comments concerning this proxy to your office using the US Postal Service's Delivery Confirmation Receipt mode.

I periodically checked on the status of that mailing and it became apparent it had ben "snagged" in the delivery post office. On January 24 I talked to a US Post Office representative. He informed me that the mailing was received by their Brentwood? facility and was undoubtedly held up for screening because of anthrax concerns. He assured me it would be delivered but could not give a delivery date.

For this reason I am sending two pages of my January 14 mailing. I will continue checking on the status and if the original is not delivered by January 28, I will send a a duplicate by alternate means.

You may confirm this by calling the US Postal Delivery Confirmation Receipt number- 1 800 222 1811 and entering the tracer number when prompted. The number is:

0300 1290 0001 3845 4350

Please call if you need additional information.

Regards,

Tom Griewek

Tom Griewek

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See ALSO EXHIBITS ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios. 1/08/03 GNIEWEK

1/14/03

I will again vote for the proxy if I have the chance. I support the proxy. My past votes "for" and annual resubmission is solid proof of my support. All shareholders should have a chance to vote. Proxy should be included.

Regards,
Tom Gniewek

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
January 12, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth street, NW
Washington, D.C.

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT 2003 ANNUAL MEETING

Reference: DuPont's 12/31/03 letter from Mary Bowler
with its several Exhibits

Gentlepersons:

DuPont's reference letter requests exclusion of my proxy from the 2003 annual meeting.

In my opinion the request should be denied for reasons set forth in this letter.

If you have any questions or require additional information, please contact me at the above address or telephone number.

Thank you for your consideration.

Regards,

Tom Gniewek

cc:E.I. DuPont de Nemours and Company
DuPont Legal
Wilmington, Delaware 19898
Att: Mary Bowler, Corporate Counsel and Assistant Secretary

1/25/03 Note - This is the original cover letter sent with my 1/14/03 mailing.

123 Norwood Circle
731 584 4886 Camden, Tenn. 38320
January 25, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth street, NW
Washington, D.C.

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT 2003 ANNUAL MEETING

Reference: DuPont's 12/31/03 letter from Mary Bowler
with its several Exhibits

Gentlepersons:

On January 14, 2003 I mailed my comments concerning this proxy to your office using the US Postal Service's Delivery Confirmation Receipt mode.

I periodically checked on the status of that mailing and it became apparent it had ben "snagged" in the delivery post office. On January 24 I talked to a US Post Office representative. He informed me that the mailing was received by their Brentwood? facility and was undoubtedly held up for screening because of anthrax concerns. He assured me it would be delivered but could not give a delivery date.

For this reason I am sending two pages of my January 14 mailing. I will continue checking on the status and if the original is not delivered by January 28, I will send a a duplicate by alternate means.

You may confirm this by calling the US Postal Delivery Confirmation Receipt number- 1 800 222 1811 and entering the tracer number when prompted. The number is:

0300 1290 0001 3845 4350

Please call if you need additional information.

Regards,

Tom Grulewek
Tom Grulewek

A- 1

through

A-5

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also EXHIBITS ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

EXHIBIT A-1b

Below is an excerpt from my July 29, 1999 letter to editor. It was published in local papers and several active and retired DuPonters commented favorably and agreed with my views. As I recall, no one disagreed. It was clear they support diversity without diversity discrimination.

EXCERPT

Dear Editor,

After I spoke at Dupont's stocholders' meeting, Chairman Holliday asked for comments. Responding, another shareholder said this about my statements:

"The last speaker's comments were excellent...I'd just like to emphasize that what we look for in our Board is leadership, not diversity. We look for leadership and we don't care a whole lot for this word "diversity" because that word in itself for business work is meaningless." Other stockholders vigorously applauded. ...

The remark of the stockholder praising my talk and the supportive applause by the audience is a strong message for management. ....

After the meeting, several shareholding employees and retirees approached me to express agreement and support for my statement. They thanked me for speaking up.

Tom Gniewek

This is further evidence that shareholders understand and approve of my supporting my proxy advocating diversity but opposing all discrimination, including diversity discriminatiion, in working to achieve that goal.

None said the proxy or my statements were misleading, false or inconsistent.

The Board often says it values shareholder input.

There is strong and growing support for the proxy and a healthy discussion of its goal and how to reach it. I would hope the Board values this.

Instead, DuPont requests exclusion thus denying input by shareholders and isolating the Board from their shareholders.

The proxy should be included in the 2003 annual meeting.

The entire letter is in the D&E envelope; Exhibit C-3.

See also 1999 annual meeting transcript, pages 21-27; DuPont's Exhibit C included in DuPont's letter. See especially page 27.

Exhibit ~~A~~ A-2

LOUISE BRUCE LANCASTER
Secretary of the Company
and Corporate Counsel
DuPont Legal
Room 8042 DuPont Building
Tel. (302) 774-7379
Fax (302) 773-5176

DUPONT®

DuPont Legal

Date: June 12, 1998

To:

Tom -

As always, it was nice to see you at the Annual Meeting. I apologize for the delay in getting you the final results. (We have had an extremely busy time since the Annual Meeting.) I hope to send you short the transcript material you requested.

Best personal regards,

Louise

EXHIBIT A-2a



EXHIBIT A-2b



June 12, 1998

Mr. Thomas T. Gniewek, Jr.
123 Norwood Circle
Camden, Tennessee

Dear Gniewek:

The tabulation of votes on resolutions presented at DuPont's 1998 Annual Meeting has been finalized.

On your proposal on board composition:

782,723,723 shares or 94.0% of the votes were cast against the proposal; 50,284,063 shares or 6.0% were voted for.

51,000 stockholders or 91.6% of those voting voted against the proposal; 4,706 stockholders or 8.4% voted for.

Shares abstaining were 16,927,615 and broker non-votes were 114,781,147.

Very truly yours,

Louise B. Lancaster
Secretary

LBL:skb
980512A.DOC

782 723 723
50 284 063
16 927 615
114 781 147
964,716,548

1,130,000,000
"shares of common stock outstanding" from 1997 annual report.

51000
4706
55706

1997 ann. report say
154000 holders
− 55706
98294 remaining holders

Voting against 782,723,720 / 51000 = 15347 shares / shareholder.

voting for. 50 284 063 / 4706 = 10 685 share / share holder.

abstain 16,927,615 / 98294 = 172 shares / shareholder

From notice of 4/98 meeting officers own about 14 million voting shares or about 1.45% based on 964,716,548 OR 1.2% based on 1,130,000,000 OR 1.7% based on annual meeting notice, page 8.

officers 1.2 to 1.7% (can't be sure)

DUPONT

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

696 579 951
38 023 541
734 603 492

EXHIBIT A-3

May 12, 1999

Mr. Thomas T. Gniewek, Jr.
123 Norwood Drive
Camden, TN 38320

Dear Mr. Gniewek:

The tabulation of votes on resolutions presented at DuPont's 1999 Annual Meeting has been finalized.

On your proposal on board composition: 50 284 063

782 723 723

696,579,951 shares or 94.8% of the votes were cast against the proposal;
38,023,541 shares or 5.2% were voted for.

51 000 91.6 6.0 in 1998 meeting

47,191 stockholders or 89.3% of those voting voted against the proposal;
5,650 stockholders or 10.7% voted for.

4706 8.4% in 1998 meeting

Shares abstaining were 14,970,817 and broker non-votes were 189,241,199.

114,781,149 16927615

Very truly yours,

Mary

Mary E. Bowler
Assistant Secretary



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

EXHIBIT A-4

June 7, 2000

Mr. Thomas Gniewek
123 Norwood Drive
Camden, TN 38320

Dear Mr. Gniewek:

The tabulation of votes on resolutions presented at DuPont's 2000 Annual Meeting has been finalized:

On your proposal on employment matters:

605,063,406 shares or 91.6% of the votes were cast against the proposal; 55,804,847 shares or 8.4% were voted for.

44,952 stockholders or 91.4% of those voting voted against the proposal; 4,208 stockholders or 8.6% voted for.

Shares abstaining were 30,877,740 and broker non-votes were 179,325,087.

5/29/01. In the 2001 meeting 9.% voted for.

arrow added 1/07/03

Very truly yours,

Mary

Mary E. Bowler
Assistant Secretary and
Corporate Counsel

MEB:msm
Votetabulation-Gniewek

I hope you have a wonderful summer — Mary



Mary E. Bowler
DuPont Legal
1007 Market Street
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

EXHIBIT A-5

June 12, 2002

rec'd 6/15/02

Mr. Thomas Gniewek
123 Norwood Circle
Camden, TN 38320

Dear Mr. Gniewek:

Now that the vote tabulation on resolutions presented at DuPont's 2002 Annual Meeting has been finalized, I want to provide you with information on the final vote.

On your proposal on employment matters:

- 480,356,177 shares or 79.6% of the votes were cast against the proposal; 123,215,685 shares or 20.4% were voted for.
- Shares abstaining were 22,942,195 and broker non-votes were 149,085,413.

Enclosed for your information is a copy of the transcript from the 2002 Annual Meeting.

Very truly yours,

Mary /m

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

Enc.

EXHIBITS

B-1 through B-4

~~and~~

~~C-1 through C-4~~



4/69

EXHIBIT B-1

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 17, 1999

Mr. Thomas Gniewek
123 Norwood Circle
Camden, TN 38320

Dear Mr. Gniewek:

Your proposal on board composition will be included in the Company's proxy statement for action at the 1999 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 19, 1999.

I remain interested in continuing our dialogue about this issue. Please call me on 1-800-224-4480 (extension 774-5303) at your convenience.

I look forward to talking with you again soon.

Very truly yours,

Mary

Mary E. Bowler
Senior Counsel and
Assistant Secretary

MEB:msm
Enclosure
990217c

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206 - Mail Stop 3.3
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

–STOCKHOLDER PROPOSAL ON BOARD COMPOSITION

Thomas T. Gniewek, Jr. of 123 Norwood Drive, Camden, Tennessee 38320, owner of 1,334 shares of DuPont Common Stock, has given notice that he will introduce the following resolution and statement in support thereof:

WHEREAS shareholders believe that our board of directors needs to be more representative of shareholders and reflect a diverse workforce and population so our company can remain competitive and,

Recently the Investor Responsibility Research Center reported inclusiveness at senior management and board levels was only 9% within Fortune 500 companies.

If we are to successfully compete in the increasingly diverse global marketplace of the future, we must select the best people regardless of race, gender, religion, or physical challenge.

We believe a more diverse board with its wider range of prespectives would improve the quality of corporate decisionmaking. We request our corporation to enlarge its search for qualified board members including minorities and women.

The recent proxy of W. R. Grace states their Board... "recognizes that its composition should reflect the global nature of the company's operation and the diversity of its workforce. The Board also recognizes that it is in a unique position to 'set the tone at the top' and to demonstrate its belief that diversity makes good business sense."

Though DuPont has two women and one African American on its board, we do believe this is inadequate to provide the necessary diversity for DuPont to effectively compete in the future.

We request that the Board promptly takes steps to include additional minorities and women candidates for nominations to the Board starting in 1999 and thereafter.

THEREFORE, BE IT RESOLVED that the shareholders request:

The Board issue a policy publicly committing the company to a more diverse board, a program of steps, and the timeline to move further in that direction.

The Board make available in annual report starting in 1999 summarizing efforts to encourage and increase the diversification of:

- our Board of Directors
- our Board search firms
- all Board of Directors committees.

Stockholder's Statement

Strong support for this proxy was shown at the 1998 annual meeting when 8.4% of 55,706 voting stockholders cast their ballots for the proxy, 91.6% against.

Responding to stockholder questions Chairman Krol said the company has no quotas for increasing diversity of rank and file employees. Mr. Krol explained that the company has set its "own targets internally" and is "ahead of the curve" in meeting these targets.

Subsequent to the meeting it was learned that the "target" is to reduce the percentage of white males on the

2/17/99

payroll while increasing that of minorities and women with a "target" percentage to be met by 2005. Employees have been so notified.

Yet the Board opposes this proxy which in effect requests that the board be held to the same standards and "targets" as all other employees. Mr. Krol also said all individual Board members unanimously voted their shares against this proxy. This position of the Board collectively and individually is inconsistent with its stated policy and is unfair to other employees.

The proxy respectfully requests the Board "...'to set the tone at the top' and to demonstrate its belief that diversity makes good business sense." This is a worthy "target."

By voting in favor, stockholders can help meet this target. Individual Board members can set an example by voting in favor.

Please vote for this proxy.

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

DuPont shares a commitment to diversity in the composition of the Board of Directors. For nearly 25 years, the Board has included an African American man, and one or more women. More recently, the Board has also included a European and an Asian.

The Company believes that its Board should be composed of individuals who bring varied perspectives, enriched by diverse backgrounds and experiences, to bear on issues facing the Company. When the nominating committee reviews potential nominees, its practice is to consider a wide range of criteria which will vary over time, depending on the needs of the Board. A key objective is to identify candidates uniquely qualified to add a valuable perspective. The committee evaluates thoroughly all potential candidates, including white women, African Americans and other people of color. Through the Proxy Statement, the Company has been regularly reporting to stockholders on the diverse makeup of the Board and its committees.

The composition of the Board is evidence of the effectiveness of existing selection procedures and the Company's sustained commitment to Board diversity for more than two decades. Therefore, the Board believes that the objectives of the proposal are already being met.

EXHIBIT B-2



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 28, 2000

Thomas J. Gniewek, Jr.
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Per our conversation, your proposal on employment matters will be included in the Company's proxy statement for action at the 2000 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 17, 2000.

As we discussed, I will arrange to have two tickets to the Annual Meeting set aside for you at the information desk.

I look forward to seeing you on April 26.

Sincerely,

Mary

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

MEB:msm
Attachment

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206-Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

—STOCKHOLDER PROPOSAL ON EMPLOYMENT MATTERS

Thomas T. Gniewek, Jr. of 123 Norwood Drive, Camden, Tennessee 38320, owner of 1,334 shares of DuPont Common Stock, has given notice that he will introduce the following resolution and statement in support thereof:

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recommendations including a review of:

(1) Steps company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of company wage earners broken down by gender.

Stockholder's Statement

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along — the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Master degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling racked up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

Position of the Board of Directors

The Board of Directors recommends that you vote "AGAINST" this proposal.

DuPont shares a commitment to diversity in the composition of its workforce. This commitment is grounded in the knowledge that diversity makes DuPont a better, more competitive company. DuPont recognizes that a diverse workforce generates diverse thinking and new and different perspectives, which result in the innovative products and services the Company offers.

DuPont has long been considered a leader in the area of workforce diversity and its efforts have been well publicized. In addition, the Company has earned international recognition for its pioneering race and gender awareness programs, recruitment efforts, mentoring and leadership development initiatives and policies for working parents. The Company has made continuing progress in recruiting, hiring, developing and promoting white women and people of color. DuPont is committed to further enhancing and expanding these efforts in the twenty-first century.

The composition of the Company's workforce and DuPont's sustained commitment to diversity are evidence of the effectiveness of the Company's efforts to ensure fair treatment of all individuals in hiring and advancement. DuPont therefore believes the objectives of the proposal are already being met.



Exhibit B-3

Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

February 19, 2001

Thomas J. Gniewek, Jr.
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Your proposal on employment matters will be included in the Company's proxy statement for action at the 2001 Annual Meeting of Stockholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 21, 2001.

Please let me know if you with to have two tickets to the Annual Meeting set aside for you at the information desk.

I look forward to seeing you on April 25.

Sincerely,

Mary

Mary E. Bowler
Corporate Counsel
Assistant Secretary

4/6/01. As of today, I am now quite certain I will be able to attend. Please have the 2 tickets set aside - Thanks. I do plan to address the meeting. See you on the 25th. Tom

MEB:msm
Attachment

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206-Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Tom Gniewek

Rec'd 2/23/01

STOCKHOLDER PROPOSAL ON EMPLOYMENT MATTERS

Thomas T. Gniewek, Jr. of 123 Norwood Drive, Camden, Tennessee 38320, owner of 1,334 shares of DuPont Common Stock, has given notice that he will introduce the following resolution and statement in support thereof:

RESOLVED: Stockholders request the Board of Directors prepare a report, at reasonable cost and excluding confidential information, to be made available to shareholders four months from the date of the annual meeting on our progress in response to the Glass Ceiling Commission's business recommendations including a review of:

(1) Steps Company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.

(2) Company-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.

(3) Explanations of how executive compensation packages and performance evaluations integrate company efforts in breaking the glass ceiling.

(4) The top one hundred or one percent of Company wage earners broken down by gender.

Stockholder's Statement

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act establishing a bipartisan twenty-nine member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, then Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, "[this] confirm[s] what many of us have suspected all along--the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity."

Chairperson of the Glass Ceiling Commission Robert Reich stated, "The glass ceiling is not only an egregious denial of social justice that affects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business.' And "...we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long term success of the United States in domestic and global market places." The report revealed that women made up 47.5 percent of the total workforce and earned over half of all Masters degrees, yet 95 percent of senior-level managers remain men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report, released in 1995, confirms inclusiveness in the workplace has had a positive impact on the bottom line. A 1993 study of the Standard and Poor 500 companies revealed, "...firms that succeed in shattering their own glass ceiling raced up stock-market records that were really two and one half times better than otherwise comparable companies."

We believe top management positions should more closely reflect the people in the workforce and marketplace if our Company is going to remain competitive.

Position of the Board of Directors
The Board of Directors recommends that you vote "AGAINST" this proposal.

DuPont shares a commitment to diversity in the composition of its workforce. This commitment is grounded in the knowledge that diversity makes DuPont a better, more competitive company. DuPont recognizes that a diverse workforce generates diverse thinking and new and different perspectives, which result in the innovative products and services the Company offers.

DuPont has long been considered a leader in the area of workplace diversity and its efforts have been well publicized. In addition, the Company has earned international recognition for its pioneering race and gender awareness programs, recruitment efforts, mentoring and leadership development initiatives, and policies for working parents. The Company has made continuing progress in recruiting, hiring, developing and promoting white women and people of color. DuPont remains committed to further enhancing and expanding these efforts.

The composition of the Company's workforce and DuPont's sustained commitment to diversity are evidence of the effectiveness of the Company's efforts to ensure fair treatment of all individuals in hiring and advancement. The Board therefore believes that the Company is addressing the objectives of the proposal.

I'm pretty sure is is for the 2001 meeting. The above is only slightly different from the one for the 2000 meeting.



Mary E. Bowler
DuPont Legal
Wilmington, DE 19898
Tel. (302) 774-5303
Fax. (302) 773-5176

This one has some notable differences from the earlier ones — next to last ¶ on pg equity added — pg equity inserted in last ¶.

February 19, 2002

EXHIBIT B-4

Mr. Thomas Gniewek
123 Norwood Drive
Camden, Tennessee 38320

Dear Mr. Gniewek:

Your proposal on employment matters will be included in the Company's proxy statement for action at the 2002 Annual Meeting of Shareholders. In accordance with regulations of the Securities and Exchange Commission, enclosed for your information is the Company's statement in opposition to the proposal. This statement will be included in the Company's proxy material which we expect to file with the Securities and Exchange Commission on March 21, 2002.

Very truly yours,

Mary

Mary E. Bowler
Corporate Counsel and
Assistant Secretary

enclosure

Hope all is well. I look forward to seeing you in April.

cc: Office of Chief Counsel
Division of Corporation Finance
Room 3206—Mail Stop 3-3
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

EXHIBITS C-1 through C-5

DuPont's letter, p.1;¶4 Concrning the matter of my letter to CEO Holliday. See DuPont's exhibit B.

Exhibit C-1

In the Holliday letter(¶ 4) I note the talk between myself and Mr. Holliday after the meeting. I considered the conversation personal as I did the letter but this is no longer so. It is a good thing presenting an opportunity to add perinent information.

In the 2002 meeting I said to Mr Holliday, "..I am increasingly approached by unhappy employees. Lest your high position shield you, we are telling you." See page 31, 2002 meeting transcript, DuPont's Exhibit C.

If you read the transcript it is clear I was referring to diversity discrimination.

This was discussed further in our talk after the meeting. I repeated and expanded on my earlier comments and a brief discussion ensued. Mr. Holliday listened carefully. He ended the conversation saying, "I've been intending to visit the plant. I ought to do so." The quote is obviously a paraphrase.

Mr. Holliday by his demeanor and words indicated he was taking my message seriously.

I'm certain he will recall our talk.

DuPont also copies from the letter, "..I firmly believe present discrimination based on diversity goals/quotas/targets etc.(aka affirmative action)is unethical, immoral and certainly unconstitutional. DuPont should address this problem".

This is consistent with my goal of "Diversity without diversity discrimination' already explained in preceding pages.

It's difficult to believe that anyone or company would be for "Diversity <u>WITH</u> discrimination."

Based on the comments by Mr. Krol, DuPont's former CEO, (See page 2 in Discussion Envelope) and those of Mr Holliday during and after the 2002 meeting, it is certain DuPont opposes discrimination in any form. So do I.

Read the sentence taken from my letter. It is four square against discrimination.

DuPont Legal works very diligently to read far more into my words than is there.

Achieving our common goal of diversity won't be easy. Mistakes and injustice will creep in. When this happens, it behooves us all to set things aright.

Diversity discrimination is an example and my proxy supporting diversity is not in conflict with my words opposing "discrimination in the name of diversity".

Finally, this letter can in no way can be considered to be "in proxy materials" as DuPont contends and is irrelevant. Nonetheless, it provided a good opportunity to reinforce the reasons why DuPont's request for inclusion is without merit.

DuPont's letter, p.2;¶5 <u>never</u>

Exhibit C-2a

<u>never</u> is among the most powerful of words and must be handled carefully.

DuPont Legal and I have had several phone conversations as DuPont Legal has noted in their letter. During those conversations I voiced my support for the proposal an my intention to vote for it. See also page2; ¶ 17&18 in the enclosed Discussion envelope.

Annual meetings are governed by rules; one of which is that proponents have 2 minutes to make their comments. Such rules are essential to properly conduct such a meeting and I have no quarrel with them.

But it does force me to prioritize my comments. I've elected to let the written proxy speak my support for diversity and my statements to express concern less diversity discrimination occurs.

Others including individuals such as Mrs. Davis and groups such as Greenpeace have at times have rudely broken those rules with raucous behavior, <u>disregard for time limits</u> and insulting remarks to DuPont officials.

I have always tried to abide by the rules of conduct set for the meeting. I'm sure DuPont Legal will confirm this.

See Exhibit C-2b attached.

Exhibit C-2b



October 27, 1997

Mr. Thomas T. Gniewek
123 Norwood Circle
Camden, Tennessee 38320

Dear Mr. Gniewek: Tom

We are in receipt of your letter of October 1, 1997, in which you request that DuPont issue a policy outlining a program and timeline concerning board diversity. We will advise you in due course of management's position on your proposal.

I also want you to know that I do appreciate your thoughtful letter of September 14, 1997, concerning the conduct of the Annual Meeting. We are always interested in feedback from DuPont's shareholders who make the effort and take the time to attend. Your constructive suggestions will be considered when we review procedures in preparation for the 1998 Annual Meeting.

Thank you for your continuing interest in DuPont.

Very truly yours,

Louise

Louise B. Lancaster
Corporate Secretary

LBL:skb
971021B.DOC

Below is the saga of Grandpa and Granddaughter(G&G) and the proxy. It is not the sort of thing usually found in proxy deliberations.

There is no real reason for you to read this unless you find it interesting as have my family and several friends.

DuPont's letter, p.2;¶6 My granddaughter Aspen and her Granpa, me.

Exhibit C-3

As previouly indicated I am adding some additional information on this item on how Aspen came to vote against plus an update.

<u>How Aspen came to vote Against</u>

Aspen owns a few shares of stock. I was surprised when she called to talk about my proxy. We discussed it at some length. My sense was that she was that she had tentatively decided to vote against, wished to touch base, and possibly was concerned about my response to her negative vote.

I recall saying,"It's obvious you have given this serious thought. You should vote as you think is right."

She told me she would vote against.

Parents and Grandparents understood how proud I am of Aspen. I know this is not normally part of proxy deliberations but there it is.

Bringing this to the meeting's attention is appropriate.

What is inappropriate and totally irrelevant is for DuPont to claim this a reason for exclusion.

Is my reporting a fact now wrong? Everyone knows many shareholders voted against. That is not a valid reason under SEC rules for exclusion.

The proxy should be included.

<u>AN UPDATE</u>

By happenstance Aspen and her family were hare for their traditional post Christmas visit when DuPont's letter arrived. I showed her the letter pointing out the paragraph pertaining to G&G.

Jokingly I said "Big, mean DuPont is trying to drive a wedge between us. How about voting for this year if the SEC gives you a chance?"

Aspen laughed and said, "No, I'll vote against."

THEN she added, "But you stick by your guns, Granpa."

Well, there it is again. I couldn't be prouder of her than if she said she had carefully rethought the issue and decided to flip-flop and vote for!

DuPont's letter, p.2,¶ 6 and ¶ 7. Also p.3 excepting ¶ 3.
Page 4 including ¶ 1 but excluding ¶ 3 and ¶ 4.
Exhibit C-4

DuPont correctly quotes my words and statements.

ALL STATEMENTS ARE TRUE. That's important.
Truth and facts are stubborn things but there it is.

For instance, my statements on page 3, last paragraph concerning the CEO poll was widely reported. In this case my source was "Nightly Business Report" on the PBS network.

Should you require or desire documentation for this or any other statement, please ask.

Some of the statements have already been specifically addressed. For instance page 3,¶ 4 cites my letter to Mr. Holliday to make a claim for exclusion. The claim is shown to be without merit. See Exhibit C-1, D&E envelope.

It has been earlier noted there is a much redundancy and duplication in examples cited by DuPont requesting exclusion. Thus other reasons are addressed collectively.

1- DuPont claims that there are false and misleading statements "in proxy materials." This just isn't so. Almost all the statements to which DuPont points have not been included "in proxy materials."

What's more, statements aren't false or misleading.

2- DuPont claims I am inconsistent. This claim is shown to be without merit in preceding pages.

Redundancy in dealing with redundancy is unavoidable.

Reiterating yet again my goal is diversity without diversity discrimination.

But as far as I can tell DuPont Legal is either unwilling or unable to accept the fairness of this and mistakenly, in my view, sees it as false, misleading, and inconsistent.

Other shareholders obviously understand this. See exhibit A-1 b at front of this letter and in D envelope.

Mr. Krol understood and accepted this as fair.

Several DuPonters have expressed their understanding and support for diversity without diversity discrimination.

My granddaughter cited by DuPont understands.

I excluded ¶ 3 and ¶ 4 of page 3 for valid reasons.

It's totally acceptable for DuPont to accurately report my statements. Honest misunderstanding or disagreement can be handled. "Spin" might "sneak" in on anyone.

But I reject totally what I believe is an unwarranted presumption by DuPont Legal that they can divine my "belief" or what "he does not believe". It's unworthy of DuPont.

I do not presume to guess why, after years of accepting this proxy and not obliquely impugning my integrity, DuPont should request exclusion.

DuPont's claim for exclusion is without merit whether based on fact or unwarranted conjecture.

The proxy should be included in the 2003 meeting.

731 584 4886

123 Norwood Circle
Camden, Tenn. 38320
January 12, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth street, NW
Washington, D.C.

Attention: Office of the Chief Counsel
Division of Corporation Finance
Mail Stop 0402, Room 4012

E. I. DU PONT DE NEMOURS AND COMPANY
PROXY STATEMENT 2003 ANNUAL MEETING

Reference: DuPont's 12/31/03 letter from Mary Bowler
with its several Exhibits

Gentlepersons:

DuPont's reference letter requests exclusion of my proxy from the 2003 annual meeting.

In my opinion the request should be denied for reasons set forth in this letter.

If you have any questions or require additional information, please contact me at the above address or telephone number.

Thank you for your consideration.

Regards,

Tom Grieweк
Tom Griewek

cc:E.I. DuPont de Nemours and Company
DuPont Legal
Wilmington, Delaware 19898
Att: Mary Bowler, Corporate Counsel and Assistant Secretary

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also EXHIBITS
	OF STOCKHOLDERS	OF SHARES	↓
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

1/14/03

I will again vote for the proxy if I have the chance. I support the proxy. My past votes "~~for~~" and annual resubmission is solid proof of my support. All shareholders should have a chance to vote. Proxy should be included.

Regards.
Tom [signature]

EXHIBIT A-1b

Below is an excerpt from my July 29, 1999 letter to editor. It was published in local papers and several active and retired DuPonters commented favorably and agreed with my views. As I recall, no one disagreed. It was clear they support diversity without diversity discrimination.

EXCERPT

Dear Editor,

After I spoke at Dupont's stocholders' meeting, Chairman Holliday asked for comments. Responding, another shareholder said this about my statements:

"The last speaker's comments were excellent...I'd just like to emphasize that what we look for in our Board is leadership, not diversity. We look for leadership and we don't care a whole lot for this word "diversity" because that word in itself for business work is meaningless." Other stockholders vigorously applauded. ...

The remark of the stockholder praising my talk and the supportive applause by the audience is a strong message for management. ....

After the meeting, several shareholding employees and retirees approached me to express agreement and support for my statement. They thanked me for speaking up.

Tom Gniewek

This is further evidence that shareholders understand and approve of my supporting my proxy advocating diversity but opposing all discrimination, including diversity discriminatiion, in working to achieve that goal.

None said the proxy or my statements were misleading, false or inconsistent.

The Board often says it values shareholder input.

There is strong and growing support for the proxy and a healthy discussion of its goal and how to reach it. I would hope the Board values this.

Instead, DuPont requests exclusion thus denying input by shareholders and isolating the Board from their shareholders.

The proxy should be included in the 2003 annual meeting.

The entire letter is in the D&E envelope; Exhibit C-3.

See also 1999 annual meeting transcript, pages 21-27; DuPont's Exhibit C included in DuPont's letter. See especially page 27.

ABSTRACT

As Dupont's 12/31/02 letter states(p. 1;¶,1) the proxy simply requests a report on the Company's progress in response to the Glass Ceiling Commission's recommendations. (See any 1998 through 2002 proxy in DuPont's Exhibit A)

In my opinion DuPont's request for exclusion should be denied. The proxy should be included. It boils down to:

1- Inclusion gives all stockholders input on this topic; exclusion deprives them of this opportunity.

The steady increase in stockholder approval supports this conclusion. An estimated 21 to 40% of shareholders voted 20.4% of shares in favor in 2002.(see next page)

The board often says shareholder input is valuable.

2- Reiterating, the proxy requests a report. This is not unreasonable.

3- DuPont Legal mistakenly contends proxy should be excluded because of false misleading staements "in proxy materials" plus inconsistency and non support.

In discussions with DuPont Legal over the years I've repeatedly explained I strongly support diversity while simultaneously strongly opposing achieving diversity by discriminating against individuals or groups. In short, I support diversity while opposing "diversity discrimination."

My statements consistently reflect this and are not misleading, false, inconsistent, or non-supportive.

For whatever reason, DuPont Legal is unwilling or unable to acknowledge this distinction thereby confusing fairness with inconsistency.

By contrast Mr. Krol, former CEO,immediately understood and accepted the fairness of my position and statements. For more detail, see my enclosed Discussion Envelope(D) and p. 97 of 1997 meeting transcript in DuPont's Exhibit C.

Additionally none of this material is "proxy material" or "in proxy materials" despite DuPnt's oblique implication to the contrary. This is true of most examples chosen by DuPont.

This alone should rule for inclusion in my opinion.

4- DuPont, without comment or objection, accepted the proxy every year starting in 1999. Exclusion was requested in 1998 for some of the reasons in the 12/31/02 letter. SEC denied exclusion. See Exhibits B-1 to B-4 in D&E envelope.

Now, DuPont again requests exclusion. This is a flip-flop breathtaking in audacity and magnitude; unexplainable and indefensible. It's certainly inconsistent and probably even false and misleading.

Notes: "DISCUSSION ENVELOPE (D)" has detailed discussion.

Many of DuPont's examples are repetitive. Several are irrelevant, in my opinion. Nonetheless, they are addressed. See enclosed "DISCUSSION AND EXHIBITS ENVELOPE (D&E)".

Filing proxies is not my vocation or avocation. As a retiree with 37 years' service my perspective of company matters is enhanced. My respect for all DuPonters is sincere and consistent. But neither I nor Dupont is perfect. Neither of those two statements is false or misleading and neither is inconsistent with the other.

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also Exhibits ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

AN APT METAPHOR

I'm a registered Democrat who voted for Republican Bush. I may have a change of heart, "flip flop" and vote for the Democrat in 2004.

Based on DuPont Legal's letter, they would charge I make false, misleading statements and am inconsistent. That incomprehensibly twists truth and logic into grotesque shapes.

No false or misleading statements have been made. I reject the inconsistency label. My behavior is consistent with trying to do my duty as a responsible American citizen.

Perhaps an uptight narrow fixation to exclude the proxy has beclouded DuPont's judgement.

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See ALSO EXHIBITS
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 GNIEWEK

EXHIBIT A-1b

Below is an excerpt from my July 29, 1999 letter to editor. It was published in local papers and several active and retired DuPonters commented favorably and agreed with my views. As I recall, no one disagreed. It was clear they support diversity without diversity discrimination.

EXCERPT

Dear Editor,

After I spoke at Dupont's stocholders' meeting, Chairman Holliday asked for comments. Responding, another shareholder said this about my statements:

"The last speaker's comments were excellent...I'd just like to emphasize that what we look for in our Board is leadership, not diversity. We look for leadership and we don't care a whole lot for this word "diversity" because that word in itself for business work is meaningless." Other stockholders vigorously applauded. ...

The remark of the stockholder praising my talk and the supportive applause by the audience is a strong message for management. ....

After the meeting, several shareholding employees and retirees approached me to express agreement and support for my statement. They thanked me for speaking up.

Tom Gniewek

This is further evidence that shareholders understand and approve of my supporting my proxy advocating diversity but opposing all discrimination, including diversity discriminatiion, in working to achieve that goal.

None said the proxy or my statements were misleading, false or inconsistent.

The Board often says it values shareholder input.

There is strong and growing support for the proxy and a healthy discussion of its goal and how to reach it. I would hope the Board values this.

Instead, DuPont requests exclusion thus denying input by shareholders and isolating the Board from their shareholders.

The proxy should be included in the 2003 annual meeting.

The entire letter is in the D&E envelope; Exhibit C-3.

See also 1999 annual meeting transcript, pages 21-27; DuPont's Exhibit C included in DuPont's letter. See especially page 27.

DISCUSSION

The proxy should be in the 2003 meeting statement.

Since 1998 when 8.4% of stockholders voted 6.0% of shares in favor support has steadily increased.By 2002 an estimated 20.9 to 42.0% of stockholders voted 20.4% of shares for. Exhibit A-1 attached.

After the SEC ruled against exclusion for the 1998 meeting DuPont accepted proxies from 1999 to 2002 without comment or objection and did not cite rule 14a-9 as basis for exclusion. Exhibits B-1 through B-4 in "Details and Exhibits Envelope(D&E)" Proxies are essentially identical.

Now DuPont again inexplicably requests exclusion. This seems strangely peculiar given the large increase in shareholder support in 2002.

Further on page 2 DuPont now incorrectly cites rule 14a-9 which prohibits inclusion of false or misleading statements "<u>in proxy materials</u>" as reason for exclusion. The record is clear. Proponent has certainly never included false or misleading information "in proxy materials" nor for that matter in any other context.

Consider one of the first examples cited which DuPont apparently believes supports their allegation that proxy is false and misleading.

On page 2 DuPont correctly quotes me relating my granddaughter, Aspen, saying, "Granpa, I'm going to vote against your proxy because preferences are unfair and just wrong."

My first reaction upon reading this was mild disbelief and wonder followed by a touch of bemusement. I thought,

"After all, it's what she said! It's indisputable fact! Is it now false and misleading to state facts?!"

Further, this fact has never been "in proxy materials."

I also believe the information irrelevant in this case.

How can anyone agree this fact supports the false and misleading allegation? or even that it's relevant?

Even worse, DuPont quotes <u>part</u> of a following sentence, "...and we ought to remember this as we go on." The sentence in full- "So it is a <u>true</u> story and we ought to remember this as we go on."

It's no secret others as well as Aspen vote against. Surely a civil acknowledgement that viewpoints of all deserve our respect is appropriate.

How can anyone agree any of this supports the false and misleading allegation? or even that it's relevant?

I asked. Aspen will again vote against, given the chance. This is not false or misleading nor "in proxy materials".

At the same time, please note example is representative of tone and tenor of other DuPont examples which are likewise without merit.

For any interested, details of the Granpa/Granddaughter "disagreement" are in D&E Envelope, Exhibit C-3 .

During past years there have been several discussions between myself and DuPont Legal. On 12/30 and 31/02 Ms.Bowler and Ms. Lancaster telephone. A long(45+? minute) discussion ensued. Both repeaetedly expressed puzzlement with some of my statements which they obviously considered inconsistency, That's apparent from the 12/31/02 letter.

They also inquired if I had any concerns other than those of the proxy and if it might be possible to mutually agree to withdraw the proxy.

We've discussed the issues often over the years. I seem incapable of explaining to DuPont Legal that I am as strong in support of diversity as I am in opposition to achieving diversity by discriminating against any person or group.

In short, diversity without diversity discrimination.

This is fair and just, not inconsistent or misleading.

By contrast Mr. Krol, former CEO, recognized and accepted this as fair and ethical.

DuPont's letter(p.3,¶3) quotes me in a manner tending to mislead. In the following only the underlined first sentence, a partial quote lifted out of context, was cited by DuPont.

Mr Gniewek- <u>I support ending preferences. And as a result some may label me racist or sexist.</u>

Does the Company regard people who oppose preferences in that vein?

Mr Krol- No. Let me explain...

See p.97 of 1997 meeting transcript; DuPont Exhibit C.

Likewise in other examples DuPont consistently and incorrectly mistakes fairness and willingness to present all sides as false misleading inconsistency.

There is no justification for exclusion based on DuPont Legal's false perception that my support for diversity linked with opposition to "diversity discrimination" is misleading, false, or inconsistent.

Because examples are repetitive and often irrelevant, they are discussed elsewhere. See D&E envelope.

On page 3 of their letter DuPont correctly quotes me saying I "flip-flopped" and voted against my proposal. I also said when my first proxy was rejected that "shareholders do not get a chance to vote." See 1998 transcript, page 39.

As indicated in DuPont's letter, we've had several conversations on these matters. Regrettably, I concluded a flip flop was necessary to give shareholders a voice. This proved to be the case. Both versions of the proxy support my core belief in diversity without diversity discrimination.

DuPont takes unwarranted liberty presuming they can read my mind and divine my "belief". DuPont got it wrong.

On page 4 DuPont correctly recalls a phone conversation when I said I had had a change of heart. Ms. Bowler may also recall my saying that my daughter was the major influence for my change. She told me my proxy was a good one and I was wrong to vote against. As a result I've since voted for.

I did not tell Ms. Bowler so she could not know that my daughter agrees diversity without diversity discrimination is essential and it is important to speak out on this aspect. This is supportive and consistent. It's not misleading.

Many of DuPont's examples are repetitive. Several are irrelevant, in my opinion. To address each in this section would be wasteful redundancy. Nonetheless they are addressed. See enclosed "DISCUSSION AND EXHIBITS ENVELOPE (D&E)".

Reiterating, DuPont's request for exclusion should be denied. The proxy should be included. It boils down to:

1- Inclusion gives all stockholders input on this topic; exclusion deprives them of this opportunity.

The steady increase in stockholder approval supports this conclusion. An estimated 21 to 40% of shareholders voted 20.4% of shares in favor in 2002.

The board says shareholder input is valuable.

2- The proxy requests a report. This is reasonable.

3- DuPont Legal's contention that the proxy should be excluded because of false, misleading and inconsistent statements in proxy materials is wrong.

Almost all material DuPont cites has never been in proxy materials. Further, none are misleading false or inconsistent.

DuPont confuses inconsistency with fairness.

I support diversity and oppose diversity discrimination. My statements uphold that position. They cannot be construed as false, misleading or inconsistent.

DuPont says, "Inconsistency!" It's not. It's fairness.

4- DuPont, without comment or objection, accepted this proxy every year starting in 1999. The SEC denied exclusion in 1998.

Now, DuPont again requests exclusion. This is a flip-flop breathtaking in audacity and magnitude; unexplainable and indefensible. It's certainly inconsistent and probably even false and misleading.

5- DuPont's reasons for exclusion have been shown to be without merit.

6- The proxy should be included.

EXHIBIT - A-1-a

YEAR OF MEETING	PERCENT VOTING IN FAVOR		In "Detail Envelope" See Also Exhibits ↓
	OF STOCKHOLDERS	OF SHARES	
1998	8.4 (1)	6.0 (1)	A-1-a and A-2
1999	10.7 (1)	5.2 (1)	A-3
2000	8.4 (1)	8.6 (1)	A-4
2001	9.2 to 18.5 (2) estimate	9.0 (1)	A-4
2002	20.9 to 42.0 (2) estimate	20.4 (1)	A-5
2003	?	?	—

(1) - numbers provided by Dupont (2) - ESTIMATES BY PROPONENT BASED ON 1998, 1999, 2000 ratios.

1/08/03 Gniewek

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 31, 2002

The proposal requests that the board of directors prepare a report on DuPont's "glass ceiling" progress, including a review of specified topics.

We are unable to concur in your view that DuPont may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that DuPont may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor